Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BAYCORP HOLDINGS, LTD.

at

$14.19 NET PER SHARE

by

SLOAN ACQUISITION CORP.

a wholly owned subsidiary of

SLOAN GROUP LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON WEDNESDAY, NOVEMBER 9, 2005, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO THE TERMS OF AN AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 30, 2005 (THE “MERGER AGREEMENT”), AMONG SLOAN GROUP LTD. (“SLOAN GROUP”), SLOAN ACQUISITION CORP. (“PURCHASER”) AND BAYCORP HOLDINGS, LTD. (“BAYCORP”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF BAYCORP’S COMMON STOCK THAT, WHEN ADDED TO THE 25,000 SHARES ALREADY OWNED BY SLOAN GROUP, CONSTITUTES AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) OF THE THEN ISSUED AND OUTSTANDING SHARES OF BAYCORP, AND (II) THE RECEIPT OF ANY MATERIAL APPROVAL OR CONSENT OF ANY GOVERNMENTAL AUTHORITY APPLICABLE TO THE ACCEPTANCE FOR PAYMENT OF THE SHARES, INCLUDING THE VERMONT PUBLIC SERVICE BOARD’S FINAL APPROVAL OF THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE CONVERSION OF THE CONVERTIBLE NOTES HELD BY SLOAN GROUP, FREE OF ANY MATERIAL ADVERSE CONDITIONS OR RESTRICTIONS, OR ANY REVOCATIONS OR LIMITATIONS OF ANY MATERIAL RIGHTS. SEE “THE TENDER OFFER—SECTIONS 1 AND 11”, WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

THE BOARD OF DIRECTORS OF BAYCORP, UPON THE UNANIMOUS RECOMMENDATION OF ITS SPECIAL COMMITTEE COMPRISED SOLELY OF INDEPENDENT DIRECTORS (THE “SPECIAL COMMITTEE”), HAS UNANIMOUSLY: (I) DETERMINED THAT IT IS FAIR TO AND IN THE BEST INTERESTS OF BAYCORP AND ITS STOCKHOLDERS (OTHER THAN PURCHASER, SLOAN GROUP AND THEIR AFFILIATES) TO CONSUMMATE THE OFFER AND MERGER UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE MERGER AGREEMENT AND IN ACCORDANCE WITH THE DELAWARE GENERAL CORPORATION LAW; (II) APPROVED, ADOPTED AND DECLARED ADVISABLE THE OFFER, THE MERGER AND THE MERGER AGREEMENT; AND (III) RECOMMENDED THAT BAYCORP’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s shares should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered shares, and any other required documents, to SunTrust Bank as the Depositary or tender such shares pursuant to the procedure for book-entry transfer set forth in “The Tender Offer—Section 3” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such shares.

A stockholder who desires to tender shares and whose certificates evidencing such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedure for guaranteed delivery set forth in “The Tender Offer—Section 3”.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from D.F. King & Co., Inc., the Information Agent, or from brokers, dealers, commercial banks or trust companies.

October 12, 2005

SCHEDULES

Schedule I –	Information Concerning the Directors and Executive Officers of Sloan Group and Purchaser

Schedule II –	Section 262 of the Delaware General Corporation Law—Appraisal Rights

SUMMARY TERM SHEET

This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

WHO IS OFFERING TO BUY MY SECURITIES?

•	We are Sloan Acquisition Corp., a recently formed Delaware corporation, or “Purchaser”. We are a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation, or “Sloan Group”. We have been organized in connection with this offer and have not carried on any activities other than in connection with this offer. See “The Tender Offer—Section 8”.

•	Joseph Lewis is the indirect owner of Sloan Group and controls both Sloan Group and Purchaser. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom. Mr. Lewis is a private investor with diversified investment holdings through portfolio companies in, among other things, private residential properties, commercial real estate development, life sciences, sports teams and sporting events, manufacturing and distribution, oil and gas, financial services and restaurants. See “The Tender Offer—Section 8”.

WHAT SECURITIES ARE SOUGHT IN THIS OFFER?

•	We are seeking to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of BayCorp Holdings, Ltd., a Delaware corporation, or “BayCorp”. BayCorp has no other classes of securities issued and outstanding. See “Introduction” and “Special Factors—Section 1”.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•	We are offering to pay $14.19 per share, net to the seller in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and “The Tender Offer—Sections 1 and 2”.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	We are not obligated to purchase any shares unless there have been validly tendered and not withdrawn prior to the expiration of the offer a number of shares that, when added to the 25,000 shares already owned by Sloan Group, constitutes at least sixty-six and two-thirds percent (66 2/3%) of the then issued and outstanding shares of BayCorp. Sloan Group and Purchaser have entered into agreements with two executive officers and directors of BayCorp, Frank W. Getman Jr. and Anthony M. Callendrello, who own approximately 12.9% of the currently issued and outstanding shares of BayCorp common stock, pursuant to which they have agreed to tender in the offer all of the shares of BayCorp common stock that they own. See “The Tender Offer—Sections 1 and 11”.

•	We are not obligated to purchase any shares until any material approval or consent of any governmental authority applicable to the acceptance for payment of the shares, including the Vermont Public Service Board’s final approval of the consummation of the transactions contemplated by the Merger Agreement and the conversion of the convertible notes held by Sloan Group, shall have been obtained free of any material adverse conditions or restrictions, or any revocations or limitations of any material rights. See “The Tender Offer—Sections 1 and 11”. See also “The Tender Offer—Section 8” for a detailed discussion of the notes issued to Sloan Group by BayCorp.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

•	Yes. Sloan Group has agreed to provide us with funds necessary to purchase the shares in the offer and the merger. Sloan Group will provide such funds from cash on hand and has sufficient available capital to fund the total cost of the purchase of shares in the tender offer and the merger as well as payments in connection with the cancellation of BayCorp stock options. See “The Tender Offer—Section 9”.

IS YOUR FINANCIAL CONDITION MATERIAL TO MY DECISION TO TENDER IN THE OFFER?

We do not think our financial condition is material to your decision whether to tender shares in the offer because:

•	the offer is being made for all of the shares solely for cash and all of the funding that will be needed has already been committed;

•	the offer is not subject to any financing condition; and

•	if we consummate the offer and not all shares are tendered and accepted for payment, any shares not tendered in the offer will be acquired pursuant to the merger of Purchaser with and into BayCorp for the same cash purchase price paid in the offer.

DO YOU HAVE ANY EXISTING CONTRACTUAL OR LENDING RELATIONSHIPS WITH BAYCORP?

•	In order to fund BayCorp’s acquisition of hydroelectric generating facilities in Maine and investment in certain oil and gas exploration opportunities, BayCorp has issued three notes to Sloan Group during 2005. The first note, dated March 15, 2005, is a $10,250,000 senior secured convertible note. The second note, dated May 24, 2005, is a $10,000,000 multiple-draw senior secured convertible note. The third note is a $7,750,000 multiple-draw senior secured note. As of October 11, 2005, the total outstanding principal under the three notes was $23,076,538, with $4,923,462 of available borrowing capacity under the third note. All of BayCorp’s wholly owned subsidiaries are also borrowers under the notes. See “The Tender Offer—Section 8” for a more detailed description of the notes.

•	The debt under the first and second notes accrues interest at 8% per annum, is due on December 15, 2005, and is convertible at any time between November 15, 2005 and December 15, 2005 (or any time after the occurrence and during the continuance of a material event of default under those notes) into shares of BayCorp’s common stock at a price of $14.04 per share. At December 15, 2005, the end of the conversion period, the principal and interest of the first note and second note would be convertible into approximately 1,510,889 shares of BayCorp’s common stock, which would represent approximately 72.6% of the outstanding common stock (based upon 571,364 currently outstanding shares and assuming the issuance of 1,510,889 shares of common stock upon conversion of the first note and second note). The first note and second note do not allow BayCorp to prepay the debt or pay any interest in cash unless Sloan Group elects to permit such payment.

•	The debt under the third note accrues interest at 8% per annum, is due on April 1, 2006, may be prepaid without penalty, and is not convertible into capital stock of BayCorp.

HOW MANY SHARES OF BAYCORP COMMON STOCK DO YOU OWN?

•	As of October 11, 2005, Sloan Group owned 25,000 shares of outstanding BayCorp common stock and Purchaser did not own any shares of outstanding BayCorp common stock.

•	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, each of Sloan Group and Joseph Lewis may also be deemed to be the beneficial owner of 1,510,889 shares of BayCorp common stock that would be issuable to Sloan Group if it were to exercise its conversion rights under the two convertible notes issued by BayCorp on March 15, 2005 and May 24, 2005. The conversion rights under the two notes are not presently exercisable and no shares of BayCorp common stock have been issued to date in connection with the convertible notes.

•	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, each of Purchaser, Sloan Group and Joseph Lewis may also be deemed to be the beneficial owner of 213,832 shares of BayCorp common stock (including 73,585 outstanding shares and 140,247 shares issuable to Frank W. Getman Jr. and Anthony M. Callendrello, respectively, upon exercise of stock options) that are the subject of the Stockholder Support Agreement, dated September 13, 2005, entered into by Purchaser, Sloan Group, Mr. Getman and Mr. Callendrello in connection with the Merger Agreement. Each of Purchaser, Sloan Group and Joseph Lewis disclaim beneficial ownership of the shares under the Stockholder Support Agreement.

For a more detailed discussion of Purchaser’s, Sloan Group’s and Mr. Lewis’ ownership of BayCorp common stock, see “Introduction” and “The Tender Offer—Section 8”.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	You will have at least until 12:00 midnight, Eastern Time, on Wednesday, November 9, 2005, to decide whether to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure that is described in “The Tender Offer—Section 3” of this Offer to Purchase.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	Subject to the terms of the Merger Agreement and applicable law, we may extend the period of time during which the offer remains open. The Merger Agreement provides that we may extend the offer if certain conditions to the offer have not been satisfied. In addition, under certain circumstances and subject to certain limitations, we will extend the offer at the request of BayCorp. Finally, we may provide for a subsequent offering period of not more than 20 business days in connection with the offer. You will not have withdrawal rights during any subsequent offering period. See “The Tender Offer—Sections 1 and 4”.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•	If we decide to extend the offer, or if we decide to provide for a subsequent offering period, we will inform SunTrust Bank, the depositary for the offer, of that fact, and will issue a press release giving the new expiration date no later than 9:00 A.M., Eastern Time, on the day after the day on which the offer was previously scheduled to expire. See “The Tender Offer—Section 1”.

HOW DO I TENDER MY SHARES?

To tender your shares in the offer, you must:

•	complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with your share certificates and any other required documents, to SunTrust Bank as the depositary;

•	tender your shares pursuant to the procedure for book-entry transfer described in “The Tender Offer—Section 3”; or

•	if your share certificates are not immediately available or if you cannot deliver your share certificates, and any other required documents, to the depositary prior to the expiration of the offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the guaranteed delivery procedures described in “The Tender Offer—Section 3”.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered shares any time prior to the scheduled expiration of the offer at 12:00 midnight, Eastern Time, on Wednesday, November 9, 2005, and, unless we have accepted the shares pursuant to the offer, you may also withdraw any tendered shares at any time after December 10, 2005. Shares tendered during any subsequent offering period may not be withdrawn. See “The Tender Offer—Section 4”.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to SunTrust Bank as the depositary while you still have the right to withdraw. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See “The Tender Offer—Section 4”.

HAS A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS BEEN FORMED TO EVALUATE THE OFFER AND MERGER? IF SO, WHAT DOES THE SPECIAL COMMITTEE THINK OF THE OFFER AND MERGER?

•	Yes. The Board of Directors of BayCorp established a special committee to evaluate the offer and the merger. The members of the special committee are Stanley I. Garnett II, chairman, Alexander Ellis III, and Thomas C. Leonard, who are independent directors and have no present or former affiliation with BayCorp or us except for their service as independent directors of BayCorp. BayCorp’s special committee has unanimously: (i) determined that it is fair to and in the best interests of BayCorp and its stockholders (other than us, Sloan Group and our affiliates) to consummate the offer and merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law; (ii) approved, adopted and declared advisable the offer, the merger and the Merger Agreement; and (iii) recommended that BayCorp’s stockholders accept the offer and tender their shares pursuant to the offer. See “Special Factors—Section 2”.

WHAT DOES BAYCORP’S BOARD OF DIRECTORS THINK OF THE OFFER AND THE MERGER?

•	BayCorp’s Board of Directors, upon the unanimous recommendation of its special committee comprised solely of independent directors, has unanimously: (i) determined that it is fair to and in the best interests of BayCorp and its stockholders (other than us, Sloan Group and our affiliates) to consummate the offer and merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law; (ii) approved, adopted and declared advisable the offer, the merger and the Merger Agreement; and (iii) recommended that BayCorp’s stockholders accept the offer and tender their shares pursuant to the offer. See “Special Factors—Section 2”.

DO ANY DIRECTORS OR EXECUTIVE OFFICERS OF BAYCORP HAVE ANY INTERESTS IN THE OFFER OR MERGER THAT ARE IN ADDITION TO OR DIFFERENT FROM THE INTERESTS OF THE BAYCORP STOCKHOLDERS GENERALLY?

Yes. Messrs. Getman and Callendrello and certain other officers and employees of BayCorp have various interests in the offer and merger that are in addition to, or different from, the interests of the stockholders of BayCorp generally, including the following:

•

Messrs. Getman and Callendrello currently own approximately 61,305 and 12,280 shares, respectively, and have stock options that we understand are currently exercisable into 69,824 and 70,423 additional shares, respectively. Of the stock options held by Mr. Getman, 9,824 have an exercise price of less than $14.19 per share. Of the stock options held by Mr. Callendrello, 45,423 have an exercise price of less than $14.19 per share. Messrs. Getman and Callendrello have entered into a Stockholder Support Agreement pursuant to which they have agreed to tender their shares in the offer and vote in favor of the merger, if necessary.

•	In the merger, options to purchase 67,119 shares of BayCorp common stock held by BayCorp executive officers and directors (including Messrs. Getman and Callendrello) will be cashed out. These options are fully vested, exercisable and are “in the money” meaning that they have an exercise price of less than $14.19 per share. Collectively, these executive officers and directors will receive an aggregate cash payment of $243,380 as a result of their options being cashed out in the merger.

•	Messrs. Getman and Callendrello have entered into employment agreements with the surviving private corporation that will become effective at the effective time of the merger. These employment agreements provide for, among other things, a base salary, discretionary bonuses and other benefits including life insurance and disability insurance. In addition, Sloan Group has indicated that it expects to grant Messrs. Getman and Callendrello the opportunity to purchase common stock representing approximately 8.9% and 2.4%, respectively, in the surviving private corporation for $14.19 in cash per share following the merger (which is based on the per share price in the offer). This investment in the surviving corporation would, in very general terms, entitle Messrs. Getman and Callendrello to a portion of the future profits and losses of such business following the merger. Sloan Group anticipates that an estimated 80% of the purchase price of such shares that would be paid by Messrs. Getman and Callendrello would be funded from the proceeds of loans from Sloan Group or its affiliates that would accrue interest at the variable prime rate of interest. No definitive agreements have been reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello.

•	It is expected that the current executive officers of BayCorp will be part of the management team of surviving private corporation or its subsidiaries after the offer and merger. Certain of the current directors of BayCorp (including Messrs. Getman and Callendrello) may be asked to continue as directors of the surviving private corporation following the merger.

•	The surviving corporation will continue existing indemnification arrangements as contained in BayCorp’s current certificate of incorporation for a period of six years following the effective time of the merger, and will maintain directors’ and officers’ liability insurance, at a cost not to exceed an aggregate of $123,750, for a period of no less than six years following the effective time of the merger covering matters occurring prior to the effective time of the merger.

See “Special Factors—Section 10”.

FOLLOWING THE OFFER, WILL BAYCORP CONTINUE AS A PUBLIC COMPANY?

•	No. If the offer is consummated, in order to reduce the regulatory and legal compliance costs associated with being a small public company, we expect to cause BayCorp to take actions to de-list its shares from the American Stock Exchange and to file to de-register such shares under the Securities Exchange Act of 1934, as amended, as soon as practicable. As a result, we do not expect there to be a public trading market for BayCorp common stock and BayCorp expects to cease providing, and filing with the Securities and Exchange Commission, the public information needed by brokers to provide quotes for shares or to trade shares pursuant to Securities and Exchange Commission Rules 144 or 144A. Following de-listing, shares of BayCorp common stock will no longer be “margin securities” eligible as collateral for loans by securities broker-dealers. See “Special Factors—Sections 5 and 6”.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•	If we accept for payment and pay for a number of shares that, when added to the 25,000 shares already owned by Sloan Group, is less than all of BayCorp’s issued and then outstanding shares of common

v

stock, Sloan Acquisition Corp. will be merged with and into BayCorp. Upon the effective time of the merger, BayCorp will become a wholly owned subsidiary of Sloan Group, and each issued and then outstanding share of BayCorp common stock (other than treasury shares held by BayCorp or shares owned by Purchaser, Sloan Group or any direct or indirect subsidiary of Sloan Group or of BayCorp, and other than shares held by stockholders who shall have demanded and perfected appraisal rights under the Delaware General Corporation Law) will be canceled and converted automatically into the right to receive $14.19 per share, in cash (or any greater amount, if any, per share paid pursuant to the offer), without interest. See “Introduction”.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your shares in the offer and the merger occurs, unless you demand and perfect dissenters’ appraisal rights under the Delaware General Corporation Law, you will receive in the merger the same amount of cash per share of BayCorp common stock as if you had tendered your shares in the offer.

•	If you decide not to tender your shares in the offer and the merger does not occur, and we purchase the tendered shares, we intend to cause BayCorp to de-list its shares from the American Stock Exchange and to file to de-register its shares under the Securities Exchange Act of 1934, as amended, as soon as practicable. As a result, we do not expect there will be a public trading market for your shares. BayCorp expects to cease providing, and filing with the Securities and Exchange Commission, public information that is required by brokers to provide quotes for shares or to trade shares pursuant to Securities and Exchange Commission Rules 144 and 144A. See “Special Factors—Sections 5 and 6”.

•	Following de-listing, shares of BayCorp common stock will no longer be “margin securities” eligible as collateral for loans by securities broker-dealers. See “Special Factors—Section 6”.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On September 12, 2005, the last full trading day before we announced our offer, the closing price per share reported on the American Stock Exchange was $9.76 per share. We advise you to obtain a current market quotation for the shares before deciding whether to tender your shares. See “The Tender Offer—Section 6”.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call D.F. King & Co., Inc., the Information Agent, at (800) 431-9645. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of BayCorp Holdings, Ltd.:

INTRODUCTION

The Offer. Sloan Acquisition Corp., a Delaware corporation (“Purchaser”) that is a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation (“Sloan Group”), hereby offers to purchase all the shares of common stock, par value $0.01 per share (the “Shares”) of BayCorp Holdings, Ltd., a Delaware corporation (“BayCorp”), that are issued and outstanding for $14.19 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”). See “The Tender Offer—Section 7” for additional information concerning BayCorp. See “The Tender Offer—Section 8” for additional information concerning Sloan Group and Purchaser.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT, WHEN ADDED TO THE 25,000 SHARES ALREADY OWNED BY SLOAN GROUP, CONSTITUTES AT LEAST SIXTY-SIX AND TWO-THIRDS PERCENT (66 2/3%) OF THE THEN ISSUED AND OUTSTANDING SHARES OF BAYCORP (THE “MINIMUM CONDITION”), AND (II) THE RECEIPT OF ANY MATERIAL APPROVAL OR CONSENT OF ANY GOVERNMENTAL AUTHORITY APPLICABLE TO THE ACCEPTANCE FOR PAYMENT OF THE SHARES, INCLUDING THE VERMONT PUBLIC SERVICE BOARD’S FINAL APPROVAL OF THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE CONVERSION OF THE CONVERTIBLE NOTES HELD BY SLOAN GROUP (THE “VPSB APPROVAL”), FREE OF ANY MATERIAL ADVERSE CONDITIONS OR RESTRICTIONS, OR ANY REVOCATIONS OR LIMITATIONS OF ANY MATERIAL RIGHTS. SLOAN GROUP AND PURCHASER RESERVE THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) AND THE TERMS OF THE MERGER AGREEMENT (AS DEFINED BELOW)) TO AMEND OR WAIVE CERTAIN OF THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE “THE TENDER OFFER—SECTIONS 1 AND 11”, WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn (in accordance with the procedures set forth in “The Tender Offer—Section 4”) on or prior to the expiration of the Offer. The Offer expires at 12:00 midnight, Eastern Time, on Wednesday, November 9, 2005, unless the Offer is extended as discussed in “The Tender Offer—Section 1”. In addition to extending the Offer, Purchaser may also provide for a subsequent offering period in connection with the Offer. See “The Tender Offer—Section 1”.

Stockholders who are record owners of their Shares and who tender directly to SunTrust Bank (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply. Any tendering stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, or the appropriate Form W-8 if a foreign stockholder or other payee, may be subject to a required backup U.S. federal income tax withholding of 28%, which is the current applicable rate, of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See “The Tender Offer—Section 5”. Purchaser or Sloan Group will pay all charges and expenses of the Depositary for the Offer, and D.F. King & Co., Inc.,

which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Tender Offer—Section 13”.

The Merger. The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005 (the “Merger Agreement”), among Sloan Group, Purchaser and BayCorp. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (“Delaware Law”), Purchaser will be merged with and into BayCorp (the “Merger”). As a result of the Merger, BayCorp will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Sloan Group. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than treasury Shares held by BayCorp or Shares owned by Purchaser, Sloan Group or any direct or indirect subsidiary of Sloan Group or of Purchaser, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) will be canceled and converted automatically into the right to receive $14.19 in cash, or any higher price that may be paid per Share in the Offer, without interest (the “Merger Consideration”). Stockholders who demand and perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares in accordance with the procedures prescribed by Delaware Law. See “Special Factors—Section 5”. The Merger Agreement is more fully described in “Special Factors—Section 7”. The material federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in “The Tender Offer—Section 5”.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the consummation of the Offer, and, if necessary, the approval and adoption of the Merger Agreement and the Merger by the requisite vote of the stockholders of BayCorp. For a more detailed description of the conditions to the Merger, see “Special Factors—Section 7”. Under BayCorp’s certificate of incorporation and Delaware Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if the Minimum Condition is achieved, then Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder. See “Special Factors—Sections 5 and 7”.

Under Delaware Law, if Purchaser holds at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of BayCorp’s stockholders. In such event, Sloan Group, Purchaser and BayCorp have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective in accordance with Delaware Law as promptly as reasonably practicable after such acquisition, without a meeting of BayCorp’s stockholders. If, however, the Minimum Condition is satisfied but Purchaser does not acquire at least 90% of the then outstanding Shares and a vote of BayCorp’s stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. See “Special Factors—Section 7”.

If, after the Offer is completed but prior to consummation of the Merger, the aggregate ownership by Purchaser and Sloan Group of the outstanding Shares is below 90%, or if the Offer is not completed for any reason, Purchaser and/or Sloan Group may acquire additional Shares on the open market or in privately negotiated transactions. Such purchases, if any, would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or equal to the Offer Price and the Merger Consideration. For a discussion of other actions Purchaser may take if the Offer is not completed, see “Special Factors—Section 8”.

Appraisal Rights. No appraisal rights are available in connection with the Offer; however, stockholders may exercise their rights of dissent and appraisal under Delaware Law in connection with the Merger regardless of whether the Merger is consummated with or without a vote of BayCorp’s stockholders. See “Special Factors—Section 5”.

Recommendation of BayCorp’s Board of Directors.

BAYCORP’S BOARD OF DIRECTORS, BY UNANIMOUS VOTE, AND UPON THE UNANIMOUS RECOMMENDATION OF ITS SPECIAL COMMITTEE COMPRISED SOLELY OF INDEPENDENT DIRECTORS (THE “SPECIAL COMMITTEE”), HAS: (I) DETERMINED THAT IT IS FAIR TO AND IN THE BEST INTERESTS OF BAYCORP AND ITS STOCKHOLDERS (OTHER THAN PURCHASER, SLOAN GROUP AND THEIR AFFILIATES) TO CONSUMMATE THE OFFER AND MERGER UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE MERGER AGREEMENT AND IN ACCORDANCE WITH THE DELAWARE GENERAL CORPORATION LAW; (II) APPROVED, ADOPTED AND DECLARED ADVISABLE THE OFFER, THE MERGER AND THE MERGER AGREEMENT; AND (III) RECOMMENDED THAT BAYCORP’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Jefferies & Company, Inc. (“Jefferies”), the financial advisor to the Special Committee, has delivered to the Special Committee its oral opinion, subsequently confirmed in writing, that as of September 12, 2005, based upon and subject to the considerations and assumptions set forth in such opinion, the consideration to be received by BayCorp’s stockholders (other than Sloan Group or its affiliates or any affiliates of BayCorp) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. A copy of the written opinion of Jefferies rendered to the Special Committee, setting forth the procedures followed, the matters considered, and the assumptions made by Jefferies in arriving at its opinion, is contained in BayCorp’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the Commission in connection with the Offer and which is being mailed to BayCorp’s stockholders with this Offer to Purchase. BayCorp’s stockholders are urged to read such opinion carefully in its entirety. The opinion of Jefferies was not intended to and does not constitute a recommendation as to how any holder of Shares or any other person should vote or act on any matter related to the Offer, the Merger or any other transaction contemplated by the Merger Agreement (including without limitation whether or not such holder should tender such holder’s Shares in the Offer).

Present Ownership and Voting. BayCorp has advised Purchaser that as of October 11, 2005, 571,364 Shares were issued and outstanding. As of such date, Sloan Group directly owned 25,000 Shares.

Concurrently with entering into the original Merger Agreement on September 13, 2005, Sloan Group and Purchaser and Frank W. Getman Jr. and Anthony M. Callendrello (the “Stockholders”) entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”). Pursuant to the Stockholder Support Agreement, the Stockholders have agreed, among other things, (i) to validly tender and not withdraw their Shares in the Offer and (ii) to vote their Shares in favor of the Merger, if applicable. Messrs. Getman and Callendrello collectively owned 73,585 issued and outstanding Shares as of October 11, 2005. As a result of the Stockholder Support Agreement, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Sloan Group and Purchaser may be deemed to beneficially own 213,832 Shares (including 140,247 Shares issuable to the Stockholders upon exercise of stock options) that are the subject of the Stockholder Support Agreement. Sloan Group and Purchaser disclaim beneficial ownership of these 213,832 Shares.

Additionally, Sloan Group may be deemed to be the beneficial owner of up to 1,510,889 Shares issuable upon the conversion of two convertible notes, dated March 15, 2005 and May 24, 2005 (the “Convertible Notes”), issued by BayCorp to Sloan Group to fund BayCorp’s acquisition of hydroelectric generating facilities in Maine and investment in certain oil and gas exploration opportunities. See “The Tender Offer—Section 8” for a more detailed description of the Convertible Notes and other borrowings by BayCorp from Sloan Group. Although the Shares issuable upon conversion of the Convertible Notes are not currently outstanding, Sloan Group will have the right to cause BayCorp to issue such Shares beginning on November 15, 2005 (or any time after the occurrence and during the continuance of a material event of default under the Convertible Notes) at a price of $14.04 per Share.

Sloan Group, therefore, may be deemed, for purposes of Commission Rule 13d-3, to beneficially own 1,749,721 Shares (25,000 held directly, plus 213,832 pursuant to the Stockholder Support Agreement, plus 1,510,889 pursuant to the Convertible Notes) representing approximately 78.7% of the outstanding Shares assuming 571,364 Shares outstanding on the date hereof, plus 1,510,889 Shares issuable upon the conversion of the Convertible Notes, plus 140,247 Shares issuable to the Stockholders in connection with the exercise of stock options.

As a result of his ultimate ownership and control over Sloan Group and Purchaser, Joseph Lewis may be deemed to beneficially own all Shares that are beneficially owned by Sloan Group and Purchaser. Joseph Lewis disclaims beneficial ownership of the 213,832 Shares that are the subject of the Stockholder Support Agreement.

The Minimum Condition will be satisfied if at least 282,344 Shares are tendered in the Offer (in addition to the 73,585 issued and outstanding Shares which the Stockholders have agreed to tender in the Offer pursuant to the Stockholder Support Agreement), assuming no exercise of outstanding stock options and that there are 571,364 issued and outstanding Shares as of the expiration of the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1. Background of the Offer; Contacts with BayCorp.

In November 2002, BayCorp sold its interests in the Seabrook Nuclear Generating Facility, which at that time represented the majority of BayCorp’s assets. In the sale, BayCorp received cash consideration of approximately $112.6 million. At that time, the Board of Directors considered alternatives and decided to have BayCorp offer to repurchase from BayCorp stockholders up to 8,500,000 Shares representing approximately 91% of BayCorp’s outstanding common stock. The result of that offer to repurchase Shares, which was commenced in January 2003, was the repurchase of 8,673,887 of the then outstanding Shares, leaving only 646,874 remaining Shares outstanding. At that time, BayCorp believed that there would be potentially attractive investment opportunities in the energy sector. However, the strategic direction of BayCorp and the ability to pursue opportunities in the energy sector were highly dependent upon numerous factors, including the relatively small amount of cash remaining in BayCorp following its repurchase of Shares in March 2003 and its uncertain ability to raise additional capital through debt or equity financing.

During the ensuing two years, BayCorp retained its interest in HoustonStreet Exchange, Inc. and its long-term power contract with UNITIL Power Corporation (“UNITIL Power”), and it expanded its business with the acquisition of small hydroelectric generating facilities in Vermont and Maine. It also acquired the development rights to a proposed generating project in Nacogdoches County, Texas and then, in 2005, began participating in the exploration and drilling of gas and oil wells in that same area of Texas. However, for a variety of reasons, including the competitive market for large energy assets and BayCorp’s need to arrange financing for any large acquisition, BayCorp was not successful in its efforts to make larger acquisitions in the energy sector. During this period, BayCorp’s management approached and met with potential sources of capital including banks, hedge funds and private equity sources none of which made proposals that were sufficiently attractive to pursue. As a result, BayCorp has remained a very small public company, with generally very low stock trading volumes (averaging 756 Shares per day in 2004 and 679 Shares per day during 2005, through September 12, the day prior to public announcement of the Offer) and limited liquidity for its Shares since March 2003. During the same period, federal legislation, most notably implementation of the Sarbanes-Oxley Act of 2002 and related Commission rules, have substantially increased the costs to BayCorp of remaining a public company, with the prospect of such costs increasing substantially in the future. As a result of these and other factors, at numerous regular meetings of the Board of Directors during 2003, 2004 and 2005, the Board of Directors discussed whether it continued to be in the best interests of BayCorp and its stockholders to remain a public company.

In order to pursue the opportunities to participate in the oil and gas exploration and production business in Nacogdoches County, Texas, BayCorp required greater capital than its own limited cash resources. In the period from approximately November 2004 through March 2005, BayCorp’s management actively explored possible sources of additional capital, meeting with banks, hedge funds and private equity sources. During management’s investigation of potential funding sources, one of BayCorp’s stockholders identified Joseph Lewis to BayCorp management as a potential source of capital for BayCorp. Based on the suggestion of BayCorp’s stockholder, management contacted Mr. Lewis and, following several telephone conferences between Mr. Lewis and BayCorp’s management, in March 2005, BayCorp’s Board of Directors approved the issuance of a $10.25 million senior secured convertible note to Sloan Group, the proceeds of which were used to fund BayCorp’s acquisition of hydroelectric generating facilities in Maine and investment in certain oil and gas exploration opportunities.

Following the investment of the initial $10.25 million borrowed from Sloan Group, BayCorp management met with Mr. Lewis and his representatives on April 26, 2005 in Windermere, Florida to discuss the ongoing capital requirements of BayCorp. Following this meeting, BayCorp requested and Sloan Group agreed to loan BayCorp an additional $10 million under a new senior secured convertible note in May 2005 for the purpose of funding additional gas exploration and drilling activities, the result of which was the Second Note. See “The Tender Offer—Section 8” for a more detailed description of the Convertible Notes as well as more recent borrowings from Sloan Group.

In the course of its due diligence review of BayCorp in connection with determining whether it would extend the borrowings under the Convertible Notes, Sloan Group became aware of BayCorp’s business strategy, resources and the need to fund the oil and gas exploration activities, or lose the right to participate in new projects with Sonerra Resources. On May 12, 2005, BayCorp requested and received from Sloan Group a proposed form of merger agreement, reflecting Sloan Group’s desire to engage in a tender offer for the Shares but not reflecting a proposed price per Share to be offered in such a transaction. At the regularly scheduled meeting of the Board of Directors held on May 17, 2005, following discussion of the documents that had been received from Sloan Group, the Board of Directors appointed the Special Committee of the Board of Directors comprised of three independent directors, Stanley I. Garnett II, Alexander Ellis III, and Thomas C. Leonard.

The Special Committee first met, by telephone, on May 31, 2005. Mr. Getman and Mr. Callendrello, directors who were not members of the Special Committee, were present for portions of the meeting. Mr. Getman described the background of Sloan Group’s involvement with BayCorp that led to the proposed transaction. He also reviewed the prospective costs to BayCorp if it was to continue to be a public company. The Special Committee received a presentation from Milbank, Tweed, Hadley & McCloy, LLP (“Milbank”) addressing its capabilities to act as legal counsel to the Special Committee. The Special Committee determined that it would engage Milbank as special counsel to the Special Committee and designated Mr. Garnett as chairman of the Committee.

The Special Committee next met, by telephone, on June 1, 2005, at which meeting it received an update from Milbank on the draft transaction documents that had been received on May 12, 2005 from Sloan Group. Milbank also reviewed the role of investment bankers in transactions of the sort proposed and described the role and responsibilities of the Special Committee and the Board. The Special Committee discussed the retention of an investment banking firm. The Special Committee also discussed BayCorp’s past efforts to pursue a significant energy sector investment that would result in BayCorp’s public company status being a valuable asset and discussed the past efforts to secure outside financing that led to the Sloan Group financing.

The Special Committee next met, by telephone, on June 6, 2005. Mr. Garnett reported on discussions that he had since the June 1, 2005 Committee meeting with a representative of Sloan Group at which he was given a preliminary indication that the proposed transaction price would likely be in the vicinity of the conversion price of $14.04 per Share under the Convertible Notes. The Special Committee members discussed, among other topics, engagement of investment bankers to act as financial advisors to the Committee and authorized Mr. Garnett to negotiate the terms of the Committee’s engagement of Jefferies, which was ultimately engaged as the Special Committee’s financial advisor. At the following Special Committee meeting, held by telephone on June 23, 2005, Mr. Garnett reported on discussions with Sloan Group since the June 6 meeting. Representatives of Jefferies discussed their valuation process and the due diligence that they had performed. The Special Committee also received advice from Milbank, and the Committee directed Jefferies to contact Sloan Group for the purpose of requesting that Sloan Group make a formal acquisition proposal to BayCorp.

The Special Committee next met, by telephone, on July 22, 2005. A written term sheet outlining the terms of a proposed tender offer for all outstanding Shares at a price per Share of $14.04 was received from Sloan Group on July 15, 2005. The Special Committee, together with Jefferies and Milbank, discussed the terms and conditions reflected in the term sheet and in the draft transaction documents. The Special Committee also discussed the recent decline in the market price of BayCorp’s Shares, the price at which Sloan Group would have a right to convert all or a portion of the Convertible Notes, and the substantial negative change in value, due to rising natural gas and power prices, of BayCorp’s long-term power contract with UNITIL Power since 2003. The Special Committee voted to direct Jefferies to inform Sloan Group of the Committee’s request for a higher tender offer price from Sloan Group. The Committee met again, by telephone, four days later, on July 26, at which meeting Jefferies reported that Sloan Group had indicated a willingness to increase the price per Share in the tender offer to $14.19, but no higher. The Special Committee discussed the offer in the context of alternatives available to BayCorp, including any prospects of obtaining financing from other sources. The Special Committee determined that the $14.19 price per Share, subject to receipt from Jefferies of a satisfactory opinion on fairness, appeared to be within an acceptable range of prices and in the best interests of BayCorp and its stockholders, such that the Committee would accept the revised term sheet as a basis for proceeding with negotiation of definitive agreements.

At meetings of the Special Committee, held by telephone, on August 2, August 10, August 17, August 25, August 30 and September 6, 2005, the Committee received and discussed updates from Jefferies and Milbank on the course of negotiation of definitive agreements and a variety of material agreement issues. At those meetings, the Committee also received updates on developments in the business of BayCorp from Mr. Getman and Mr. Callendrello.

On September 10 and 11, 2005, Mr. Getman met with Mr. Lewis and his representatives to discuss the terms of Mr. Getman’s and Mr. Callendrello’s employment arrangements with BayCorp and, following the Merger, possible opportunities for Messrs. Getman and Callendrello to purchase an equity interest in the Surviving Corporation. The final terms of Mr. Getman’s and Mr. Callendrello’s employment were agreed upon on September 11, 2005. No definitive agreements were reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello. Mr. Getman informed directors of the results of his meeting with Mr. Lewis on the afternoon and evening of September 11, 2005 at the Board of Directors meeting held the next morning.

The Special Committee and the full Board of Directors met in Boston on September 12, 2005, at which meeting the directors received updates from Milbank on the agreements that had been negotiated, the terms of the Getman and Callendrello employment agreements, the potential equity investment opportunities discussed with Messrs. Getman and Callendrello and the resolution of issues that had been discussed at the prior Special Committee meetings. Jefferies made a detailed presentation of their financial analyses and fairness opinion. See “Special Factors—Section 3”. The Special Committee and, in turn, the Board of Directors each voted unanimously to approve the Offer and to recommend it to BayCorp’s stockholders.

The Special Committee and the Board of Directors also met on September 30, 2005, by telephone, to receive a report from Milbank and discuss the proposed amendments to the Merger Agreement necessitated by the Vermont Public Service Board’s authority to approve the transactions contemplated by the Merger Agreement. The Special Committee and, in turn, the Board of Directors unanimously approved the revisions to the Merger Agreement and approved and adopted the Amended and Restated Merger Agreement.

2. BayCorp’s Position Regarding the Fairness of the Offer.

Recommendation of the Special Committee. On September 12, 2005, the Special Committee, by unanimous decision:

(i) determined that it is fair to and in the best interests of BayCorp and its stockholders (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law;

(ii) determined that the Offer, the Merger and the Merger Agreement should be approved, adopted and declared advisable by the Board of Directors; and

(iii) recommended that BayCorp’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Recommendation of the Board of Directors. On September 12, 2005, the Board of Directors, by unanimous decision and taking into account the recommendation of the Special Committee:

(i) determined that it is fair to and in the best interests of BayCorp and its stockholders (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law;

(ii) approved, adopted and declared advisable the Offer, the Merger and the Merger Agreement; and

(iii) recommended that BayCorp’s stockholders accept the Offer, and tender their Shares pursuant to the Offer.

Fairness of the Offer and Merger. In unanimously deciding to approve the Merger Agreement and recommend the Offer and the Merger, the Special Committee considered the information set forth under “Special Factors—Section 1” above, as well as other information including the following:

BayCorp Operating and Financial Condition. The Special Committee took into account the current and historical financial condition, liquidity and results of operations of BayCorp, as well as the prospects and strategic objectives of BayCorp, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which BayCorp’s businesses operate, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which BayCorp’s businesses operate, including the effects of rising energy costs. BayCorp considered the adverse effects of rising energy costs on the value of BayCorp’s contract with UNITIL Power and on BayCorp’s financial condition, net worth and performance in 2005, as well as on the limited sources available to fund BayCorp’s oil and gas exploration and production efforts. The Special Committee believed the Offer Price to be attractive in light of BayCorp’s current financial performance, profitability and growth prospects and current and expected general economic and industry conditions.

Financial Terms/Premium to Market Price. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical and projected market prices of the Shares. The Offer Price represents a significant premium of approximately 45% over the closing price per Share of $9.76 on September 12, 2005, the day before the public announcement of the Offer and a small premium to the $14.04 conversion price of the Convertible Notes held by Sloan Group.

Likely Effect on BayCorp and Market Prices of the Shares if the Offer is Rejected or is Withdrawn. The Special Committee also considered the possible impact on BayCorp and on the market price of the Shares in the short term and the long term in the event that the Offer were to be withdrawn or rejected. The Special Committee concluded that BayCorp would either default in repayment of the Convertible Notes or have to raise capital from external sources, if available, on terms that would likely result in substantial dilution to existing stockholders and, in turn, result in a significant decline in the market value of the Shares.

Discussions with Sloan Group and Purchaser. The Special Committee believes that, after extensive negotiations by and on behalf of the Special Committee with Sloan Group, BayCorp obtained the highest price per Share that Sloan Group is willing to pay. The Special Committee took into account the fact that the terms of the Offer were determined through extensive arm’s-length negotiations between Sloan Group on the one hand, and the Special Committee and its financial and legal advisors on the other hand, and the judgment of the Special Committee that, based upon the negotiations that had transpired, a price higher than $14.19 per Share could not likely be obtained and that further negotiations with Sloan Group could cause Sloan Group to abandon the transaction.

Lack of Strategic Alternatives. The Special Committee also considered the fact that BayCorp has been unable to acquire and to finance the acquisition of any significant energy sector assets since the 2002 sale of its interest in Seabrook Nuclear Generating Facility. The Special Committee also concluded that an acquisition of BayCorp by, or other strategic transaction with, a third party was unlikely in light of the fact that no such transaction could be effected without Sloan Group’s support due to the Convertible Notes held by Sloan Group which, if converted, would result in ownership by Sloan Group of approximately 73% of BayCorp’s outstanding Shares.

Need for Additional Funds for Oil and Gas Exploration. A subsidiary of BayCorp, Nacogdoches Gas, LLC (“Nacogdoches Gas”), has entered into an agreement with Sonerra Resources Corporation (“Sonerra”) pursuant to which Nacogdoches Gas may invest in certain oil and gas exploration activities. Pursuant to this agreement, Sonerra may, from time to time, make funding requests of Nacogdoches Gas. In the event that Nacogdoches Gas elects not to fund the request, Nacogdoches Gas will lose its right to participate in future optional exploration activities with Sonerra. A more detailed description of the Sonerra relationship is set forth at “The Tender Offer—Section 7”. The Board of Directors and the Special Committee was aware that additional funding requests from Sonerra were soon likely and Nacogdoches Gas and BayCorp did not have sufficient available capital or liquidity to meet these funding requests. Additionally, the Special Committee was aware that BayCorp had a limited ability to incur additional debt other than from Sloan Group.

Jefferies Fairness Opinion. The Special Committee considered the presentation by Jefferies and its oral opinion, subsequently confirmed in writing, that, as of September 12, 2005, based upon and subject to certain important assumptions, limitations and qualifications, the Offer Price to be received by holders of Shares (other than Sloan Group or its affiliates or any affiliates of BayCorp) was fair from a financial point of view to such holders. Further discussion of the financial analyses and opinion of Jefferies is contained below in “Special Factors—Section 3”. A copy of the opinion rendered by Jefferies and the assumptions made by Jefferies in arriving at its opinion is included as Annex B to the Schedule 14D-9, which is being mailed to stockholders of BayCorp simultaneously with this Offer to Purchase. Stockholders are urged to read this opinion in its entirety.

Absence of a Breakup Fee. The Special Committee considered the fact that under the Merger Agreement, if the Board of Directors concludes that its fiduciary duties to stockholders require a change in its recommendation, no “break up” or “topping” fee is required to be paid to the Purchaser (although BayCorp will be obligated to reimburse Sloan Group for Sloan Group’s reasonable out-of-pocket expenses).

Timing of Completion of the Offer and Merger. The Special Committee considered the anticipated timing of consummation of the transactions contemplated by the Offer and Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares for cash, followed by the Merger in which remaining stockholders will receive the same cash consideration as received by stockholders who tender their Shares in the Offer.

Form of the Consideration; Taxable Transaction. The Special Committee considered the form of consideration to be paid to holders of Shares in the Offer and Merger. The Special Committee was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to holders for federal income tax purposes.

Limited Trading of the Shares. The Special Committee also considered the fact that there are currently few public stockholders of BayCorp and limited trading in the Shares.

Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of Sloan Group and Purchaser to consummate the Offer and Merger is subject to a limited number of conditions, with no financing condition. Moreover, the Special Committee concluded that Sloan Group and Purchaser have the financial resources to consummate the Offer and Merger expeditiously.

Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under Delaware Law, as described under “Special Factors—Section 5”.

Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of Mr. Getman and Mr. Callendrello, directors and executive officers of BayCorp who have entered into employment agreements that become effective upon consummation of the Merger and to whom Sloan Group has indicated that it expects to grant the opportunity to purchase common stock representing approximately 8.9% and 2.4%, respectively, in the Surviving Corporation for $14.19 in cash per share of the Surviving Corporation (which is based on the per share price in the Offer). Sloan Group anticipates that an estimated 80% of the purchase price of such shares that would be paid by Messrs. Getman and Callendrello would be funded from the proceeds of loans from Sloan Group or its affiliates that would accrue interest at the variable prime rate of interest. No definitive agreements have been reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello. The Special Committee, after considering the Offer and related transactions, including the employment of and investment offered to, Messrs. Getman and Callendrello, concluded that, the Offer is fair to and in the best interests of BayCorp and its stockholders and unanimously recommended that the Board of Directors approve and adopt the Merger Agreement, the Merger, and recommend that BayCorp’s stockholders tender their Shares pursuant to the Offer.

Procedural Fairness. The Special Committee believes that the Offer is procedurally fair because:

•	the Offer was the result of extensive arm’s-length discussions between representatives of the Special Committee (comprised of the independent directors of BayCorp who were advised by independent legal counsel and independent financial advisors) and Sloan Group and Purchaser;

•	the Offer Price was found by Jefferies, financial advisor to the Special Committee, as of September 12, 2005, and subject to important assumptions, limitations and qualifications set forth in their opinion, to be fair, from a financial point of view, to the holders of Shares (other than Sloan Group, Purchaser and their affiliates); and

•	Purchaser may not, without the prior consent of BayCorp, amend or modify certain key terms of the Offer, including certain conditions to the Offer.

In reaching its determinations referred to above, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determinations:

•	the conclusions and recommendations of the Special Committee;

•	the factors referred to above as having been taken into account by the Special Committee; and

•	the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of extensive arm’s-length negotiations between the Special Committee and Purchaser and Sloan Group.

The members of the Board of Directors evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of BayCorp, and based upon the advice of its legal advisors.

The Board of Directors believes that the Offer is procedurally fair because:

•	the Special Committee consisted of independent directors appointed to represent the interests of BayCorp’s stockholders other than Purchaser, Sloan Group and their affiliates;

•	the Special Committee retained and was advised by its own independent legal counsel;

•	the Special Committee retained and was advised by Jefferies, as its independent financial advisor; and

•	the other factors described above relied upon by the Special Committee in determining the Offer is procedurally fair.

The Board of Directors and the Special Committee recognized that the Merger is not structured to require the approval of at least a majority of the stockholders of BayCorp other than Purchaser and Sloan Group and their affiliates.

The Special Committee and the Board of Directors also recognized that, while consummation of the Offer and Merger will result in all stockholders (other than Purchaser, Sloan Group and their affiliates) being entitled to receive $14.19 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Purchaser, Sloan Group and their affiliates, and Messrs. Getman and Callendrello in the event that they purchase an equity interest in the Surviving Corporation) to participate in the benefit of increases, if any, in the value of the business of BayCorp following the Merger. Nevertheless, the Special Committee and the Board of Directors concluded that this fact did not justify BayCorp’s current stockholders foregoing the receipt of the immediate cash premium represented by the Offer Price.

The Special Committee was not aware of any offers for the merger or sale of BayCorp, the sale or transfer of all or any substantial part of BayCorp’s assets or any purchase of BayCorp’s securities that would result in a third party purchaser obtaining control of BayCorp. The Special Committee also concluded that any such transaction was unlikely in light of the fact that no such transaction could be effected without Sloan Group’s support due to the Convertible Notes held by Sloan Group which, if converted, would result in ownership by Sloan Group of approximately 73% of BayCorp’s outstanding Shares, at a price of $14.04, compared to the Offer Price of $14.19 per Share.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Offer and Merger to BayCorp’s public stockholders, and the complexity of these matters, neither the Special Committee nor the Board of Directors found it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, neither the Special Committee nor the Board of Directors have undertaken to make any specific determination to assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board of Directors.

3. Opinion of the Special Committee’s Financial Advisor.

General. Under a letter agreement dated June 14, 2005 (the “Engagement Letter”), the Special Committee engaged Jefferies to act as its financial advisor in connection with considering an acquisition by Purchaser and Sloan Group, including the transactions contemplated by the Merger Agreement. On September 12, 2005, Jefferies delivered to the Special Committee its oral opinion (subsequently confirmed in writing) that subject to the assumptions, limitations and qualifications set forth therein, as of September 12, 2005, the $14.19 per Share in cash to be received by the holders of Shares (other than Sloan Group or its affiliates or any affiliates of BayCorp) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Opinion. THE FULL TEXT OF THE OPINION, DATED AS OF SEPTEMBER 12, 2005, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JEFFERIES IN RENDERING ITS OPINION, IS SET FORTH IN FULL AS ANNEX B TO THE SCHEDULE 14D-9, WHICH IS BEING MAILED TO STOCKHOLDERS OF BAYCORP SIMULTANEOUSLY WITH THIS OFFER TO PURCHASE. JEFFERIES’ WRITTEN OPINION IS PROVIDED SOLELY TO THE SPECIAL COMMITTEE AND ONLY ADDRESSES THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, AS OF SEPTEMBER 12, 2005, OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN SLOAN GROUP OR ITS AFFILIATES OR ANY AFFILIATES OF BAYCORP) PURSUANT TO THE MERGER AGREEMENT. JEFFERIES’ WRITTEN OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF BAYCORP AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER ITS SHARES OR ACT WITH RESPECT TO ANY OTHER MATTER. THE FOLLOWING IS ONLY A SUMMARY OF THE JEFFERIES OPINION. YOU ARE URGED TO READ THE ENTIRE OPINION.

In conducting its analysis and arriving at its opinion, Jefferies reviewed, among other things:

•	the draft Merger Agreement dated September 11, 2005, which, for purposes of its opinion, Jefferies assumed to be identical in all material respects to the document to be executed;

•	certain financial and other information about BayCorp that was publicly available;

•	information furnished to Jefferies by BayCorp’s management, including certain internal financial analyses, budgets, reports and other information;

•	the recent Share trading price history of BayCorp;

•	the valuation of BayCorp implied by the Offer Price;

•	the valuations of publicly traded companies that Jefferies deemed comparable in certain respects to BayCorp;

•	the financial terms of selected acquisition transactions involving companies in lines of business that Jefferies deemed comparable in certain respects to the business of BayCorp; and

•	the premiums paid in selected acquisition transactions.

In addition, Jefferies also:

•	held discussions with various members of senior management of BayCorp concerning historical and current operations, financial condition, liquidity, capital requirements and prospects, including recent financial performance;

•	prepared a discounted cash flow analysis of certain businesses of BayCorp on a stand-alone basis; and

•	conducted such other quantitative reviews, analyses and inquiries relating to BayCorp as Jefferies considered appropriate in rendering its opinion.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to Jefferies by BayCorp or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies’ opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to its analysis. Jefferies has further relied upon the assurance of management of BayCorp that they are unaware of any facts that would make the information provided to Jefferies incomplete or misleading in any material respect. Jefferies analyses were based, among other things, on the financial projections for certain assets of BayCorp (the “Financial Projections”) furnished to Jefferies by senior management of BayCorp. With respect to the Financial Projections, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies expressed no opinion as to the Financial Projections or the assumptions on which they were based. In addition, in rendering its opinion, Jefferies assumed that the Financial Projections were reasonably prepared by management and reflected management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of BayCorp, and that the Financial Projections and the assumptions derived therefrom provided a reasonable basis for its opinion. Although the Financial Projections did not form the principal basis for Jefferies’ opinion, but rather constituted one of many items that it employed, changes to the Financial Projections could affect Jefferies’ opinion.

In its review, with the exception of the appraisal commissioned by BayCorp and provided to Jefferies with respect to the Great Bay Hydro Corporation (“Great Bay Hydro”) power plant and diesel engines (valuing the property as of April 2004), Jefferies did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did Jefferies conduct a comprehensive physical inspection of any of the assets of BayCorp, nor has Jefferies been furnished with any such evaluations or appraisals or reports of such physical inspections, nor does Jefferies assume any responsibility to obtain any such evaluations, appraisals or inspections. Jefferies’ opinion is based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of September 12, 2005. Jefferies made no independent investigation of any legal or accounting matters affecting BayCorp, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to BayCorp and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to BayCorp and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer or the Merger to BayCorp or to any holder of Shares.

In rendering its opinion Jefferies also assumed that: (i) in all respects material to its analysis that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Offer Price; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which BayCorp or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities

(contingent or otherwise, known or unknown) of BayCorp were as set forth in the consolidated financial statements provided to Jefferies by BayCorp as of the respective dates of such financial statements.

Jefferies was not requested to and did not provide services other than in connection with the delivery of its opinion and certain general advisory services in connection with the Merger. Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of BayCorp or any other alternative transaction. Consequently, Jefferies has assumed that the terms of the Offer and the Merger are the most beneficial terms from BayCorp’s perspective that could under the circumstances be negotiated among the parties to the Offer and the Merger.

The following is a summary of the material financial analyses used by Jefferies in connection with providing its opinion to the Special Committee.

Transaction Overview

Based upon the Offer Price, assuming approximately 589,454 outstanding shares of BayCorp common stock (calculated using the treasury stock method and assuming the exercise of outstanding options on 70,358 Shares where the exercise price is less than the Offer Price of $14.19 per Share), and approximately $14.7 million of net debt, the transaction implied a net Offer value of approximately $8.4 million and a transaction value of approximately $23.1 million.

Jefferies compared the Offer Price to the average daily closing prices for BayCorp common stock and noted the following implied Offer premiums:

Implied Offer Premiums

Time Period ending September 6, 2005	Average Daily Closing Price of BayCorp Common Stock	Premium Implied by Offer Price
1 day	$ 9.90	43.3%
1 week	$12.03	18.0%
1 month	$12.30	15.4%
3 month	$13.84	.5%
6 month	$12.70	11.7%

BayCorp Valuation

Historical Trading Analysis. Using publicly available information, Jefferies reviewed the Share price trading history of BayCorp and made the following observations:

•	BayCorp’s equity is thinly traded, with the average daily trading volume over the prior 30 days and prior six months being 990 and 658 Shares, respectively, versus 571,364 total Shares outstanding;

•	Given the limited liquidity in the stock, above average trading volumes cause large positive and negative price swings; and

•	Given the unique nature of BayCorp’s assets, Jefferies was unable to identify any comparable companies sufficiently similar to BayCorp to facilitate a meaningful analysis.

Based on these observations, Jefferies did not compare the historical Share price performance of BayCorp to a universe of comparable companies or broader stock market indices.

Asset Cost. This valuation analysis was based on the fact that the majority of BayCorp’s assets have been acquired or developed within the past 12 months, and the assumption that such asset values did not materially change from the cost of acquisition or development.

The following highlights BayCorp’s primary assets as advised by BayCorp’s management:

(i)	Hydroelectric generating assets include: 4 megawatts (“MW”) hydroelectric generating facility in Newport, Vermont, and 4.3 MW hydroelectric generating facility in Benton, Maine with a Power Purchase Agreement (“PPA”) with Central Maine Power Corporation (“CMP”) for the entire output until December 2007;

(ii)	Development rights for a 1,000 MW natural-gas fired generating facility in Nacogdoches County, Texas;

(iii)	Diesel engine generators totaling approximately 7 MW located in Newport, Vermont;

(iv)	9.06 MW PPA with UNITIL Power expiring October 2010 (the “UNITIL PPA”);

(v)	Various oil and natural gas exploration and development assets (“E&P Assets”); and

(vi)	59.7% interest in HoustonStreet Exchange, Inc., an Internet-based independent crude oil and refined products exchange.

Jefferies based its valuation on BayCorp’s public filings and discussions with BayCorp management. The valuation assumptions for each of the above assets, which correspond to the numbered items below, are as follows:

(i)	A valuation of $2.1 million, based on the $2.128 million purchase price for the 4.3 MW Benton Falls generating facility (March 16, 2005) and a $10.00 purchase price for the 4 MW Great Bay Hydro generating facility (April 1, 2004) (an additional $3.5 million liability was assumed by BayCorp in connection with the acquisition of the Great Bay Hydro generating facility, which was subsequently offset by an equivalent amount of cash received from seller).

(ii)	A valuation of $0.00, based on the $45,000 purchase price paid for the development rights to the proposed Nacogdoches power plant (October 19, 2004).

(iii)	A valuation of $0.00, based on the appraisal completed by Mainstream Associates (valuing the property as of April 2004), which was provided to Jefferies by BayCorp and the purchase price of $10.00 for these facilities and the 4 MW Great Bay Hydro generating facilities.

(iv)	A range of valuations from ($3.9) million to ($4.0) million, based on the expected spot prices discounted at 9.6% and 10.6% via the weighted average cost of capital (“WACC”).

(v)	A valuation of $26.3 million, based on the balance as per the June 30, 2005 10-Q balance sheet, adjusted for additional investments that BayCorp had made or was contractually obligated to make subsequent to June 30, 2005 in addition to well write-offs and depletion that had occurred up to and including June 30, 2005.

(vi)	A range of valuations from $0.6 million to $1.2 million, based on a recently received informal offer of 1.0x to 2.0x revenue, as original cost is not meaningful given a significant recapitalization that has occurred since original investment.

This analysis indicated a range of implied values per Share of approximately $14.32 to $14.55. The analysis assumes that if the implied price per Share exceeds the $14.04 strike price for Convertible Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the Convertible Notes will convert into equity.

Discounted Cash Flow Analysis. Jefferies prepared a discounted cash flow (“DCF”) analysis, on certain of the assets of BayCorp, to estimate the present value of the free cash flows using management’s Financial Projections. Free cash flows were defined as fully taxed earnings before interest and taxes plus depreciation and depletion less capital expenditures and plus or minus investment in working capital. The projections were extended until the end of the useful lives of the assets and thus no terminal value was assumed. The following details certain assumptions of the Jefferies’ DCF analysis by each asset listed above, which correspond to the numbered items below:

(i)	The DCF analysis for the hydroelectric assets utilized projections from 2005 to 2034 for the Benton Falls generating facility and from 2005 to 2043 for the Great Bay Hydro generating facility with 2005 cash flows being for the period from July 1, 2005 to December 31, 2005. Jefferies used discount rates ranging from 9.6% to 10.6%.

(ii)	Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis, discussed above.

(iii)	Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis.

(iv)	The DCF analysis for the UNITIL PPA contract utilized monthly projections from July 2005 to October 2010. The projections were based on management’s estimates and the UNITIL PPA contract. Jefferies used discount rates ranging from 9.6% to 10.6%.

(v)	The DCF analysis for the oil and gas E&P Assets utilized projections from 2005 to 2030 with 2005 cash flows being for the period from July 1, 2005 to December 31, 2005. The 3D Seismic Data and Lease Valuation is based on management’s estimates representing BayCorp’s 90% interest in these assets and an estimated valuation for these assets as provided by BayCorp’s independent engineer. Jefferies used discount rates ranging from 12.4% to 13.1%.

(vi)	Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis.

This analysis indicated a range of implied values per Share of approximately $11.02 to $13.42. The analysis assumes that if the implied price per Share exceeds the $14.04 strike price for Convertible Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the Convertible Notes will convert into equity.

Sum of the Parts Analysis. This methodology values certain assets of BayCorp based on a review of available precedent transactions that Jefferies viewed as comparable to the relevant asset. Jefferies was unable to identify any comparable transactions for the E&P Assets due to these assets operating at a different point in the maturity cycle and possessing a lower cash profile than available precedent transactions. Jefferies was able to identify comparable transactions for the hydroelectric generating assets; however, comparisons of these precedents are of limited value because the only metric available is $/KW, which is a multiple of the plant’s capacity and does not capture differences in a plant’s location, operating cost, or water flow. The following details certain assumptions of the Jefferies sum of the parts analysis by each asset listed above, which correspond to the numbered items below:

(i)	Using publicly available information, Jefferies examined the following twelve transactions in the hydroelectric industry. The transactions considered and the month and year each transaction was announced were as follows:

Buyer	Seller	Month and Year Announced
BayCorp	Benton Falls Associates	March 2005
Brascan	Delta Power Company	January 2005
TransCanada	USGen New England	September 2004
Brascan	Reliant Energy	May 2004
Investor Group	PPL Corp.	October 2003
Brascan	Hafslund ASA	September 2003
Boralex Inc.	Black Hills Power	July 2003
Holyoke Gas & Electric Department	Holyoke Water Power Company	June 2001
Northbrook Energy LLC	Niagara Mohawk	July 1999
Northeast Generation Co.	Connecticut Light & Power	July 1999
Orion Power	Niagara Mohawk	December 1998
First Energy	GPU	November 1998

Using publicly available estimates for each of these transactions, Jefferies reviewed the transaction value as a multiple of the acquisition price to kilowatt (KW).

The analysis indicated the following:

	Selected Precedent Transaction Multiples
Benchmark	Low	High	Mean	Median
Price ($/ KW)	$388.9	$2,325.0	$1,029.6	$796.9

(ii)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

(iii)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

(iv)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the DCF analysis.

(v)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the DCF analysis.

(vi)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

This analysis indicated a range of implied values per Share of approximately $8.79 to $11.56. The analysis assumes that if the implied price per Share exceeds the $14.04 strike price for Convertible Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the Convertible Notes will convert into equity.

Premiums Paid Analysis. Using publicly available information, Jefferies analyzed the premiums offered in public merger and acquisition transactions, where an existing majority owner acquired the remaining outstanding shares for transactions announced between February 28, 1997 and January 27, 2005. For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s share price for the one day period prior to the transaction’s announcement and the target company’s average share price for the one week and one month periods prior to the transaction’s announcement. This analysis indicated the following:

Premiums Paid Analysis Premium (Discount)

Benchmark/ Time Period	Low	High	Mean	Median

M&A Transactions
1 day	(10.0)%	117.4%	23.2%	15.7%
1 week	(13.9)%	100.0%	25.2%	19.7%
1 month	(13.9)%	90.5%	26.5%	23.5%

Using a reference range based on +/- 3.0% of the median, a premium of 13.8% to 19.8% over the target company’s share price for the one day period prior to the transaction’s announcement, a premium of 16.7% to 22.7% over the target company’s average share price for the one week period prior to the transaction’s announcement, and a premium of 20.5% to 26.5% over the target company’s average price for the one month period prior to the transaction’s announcement, and the closing prices per Share for the relevant periods of $9.90, $12.03 and $12.30, respectively, this analysis indicated a range of implied prices per Share of $11.27 to $15.55.

Based upon and subject to the foregoing qualifications and limitations and those set forth below, Jefferies was of the opinion that, as of September 12, 2005, the $14.19 per Share in cash to be received by the holders of Shares (other than Sloan Group or its affiliates or any affiliates of BayCorp) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Jefferies’ opinion and financial analyses were not the only factors considered by the Special Committee and the Board of Directors in making their evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Special Committee, the Board of Directors or BayCorp’s management. See “Special Factors—Section 2.”

The opinion of Jefferies was not intended to and does not constitute a recommendation as to how any holder of the Shares should vote or act on any matter related to the Offer, the Merger or any other transaction contemplated by the Merger Agreement (including, without limitation, whether or not such holder should tender such holder’s Shares in the Offer).

Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. The Special Committee selected Jefferies based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm.

The preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Jefferies. In arriving at its opinion, Jefferies considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it; rather, Jefferies made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain Jefferies analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Jefferies. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. No company or transaction reviewed in the above analysis is identical to BayCorp or to the transactions contemplated by the Merger Agreement. In evaluating the transactions contemplated by the Merger Agreement, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond BayCorp’s control. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

The Jefferies opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions that might be available to BayCorp, nor did it address the underlying business decision by BayCorp to engage in the transactions contemplated by the Merger Agreement or the terms of the Merger Agreement or the documents referred to therein.

Jefferies acted as financial advisor to the Special Committee and received a fee of $350,000 from BayCorp upon delivery of its opinion. The fees payable to Jefferies are not contingent upon the successful completion of the Offer or the Merger. Jefferies will also be reimbursed for its reasonable and customary expenses, and it and related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection therewith. Jefferies was not requested to provide, or to identify potential sources of, financing to BayCorp or to explore strategic alternatives. Except as set forth in the preceding sentence, no limitations were imposed on Jefferies by the Special Committee with respect to the investigations made or procedures followed by it in rendering its opinion.

Jefferies and its affiliates in the past provided a fairness opinion to BayCorp in connection with the sale of BayCorp’s interest in the Seabrook Nuclear Generating Facility, and are currently providing, or in the future may provide investment banking, financial and advisory services to BayCorp, Sloan Group or their affiliates unrelated to the proposed Offer and Merger, for which services they have received, or expect to receive, compensation.

In the ordinary course of their businesses, Jefferies and its affiliates may publish research reports regarding the securities of BayCorp and its affiliates or affiliates of Sloan Group, may actively trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

4. Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding Fairness of the Offer.

The rules of the Commission require Sloan Group, Purchaser and Joseph Lewis (based on his ultimate ownership of and control over Sloan Group and Purchaser) to express their reasonable belief as to the fairness of the Offer and the Merger to BayCorp’s public stockholders.

None of Sloan Group, Purchaser or Mr. Lewis has engaged a financial advisor to perform any valuation analysis for the purposes of assessing, or delivering an opinion with respect to, the fairness of the Offer and the Merger to the stockholders of BayCorp (other than Sloan Group, Purchaser and their affiliates). Sloan Group, Purchaser and Mr. Lewis, based primarily upon the financial and other information made available to them by BayCorp in connection with the due diligence process and their understanding of BayCorp’s process of evaluating the Offer and the transactions contemplated by the Merger Agreement, reasonably believe that the Offer and the Merger are substantively and procedurally fair to the public stockholders of BayCorp. Sloan Group’s, Purchaser’s and Mr. Lewis’ reasonable belief that the Offer and the Merger are procedurally and substantively fair, however, is not, and should not be construed as, a recommendation as to whether a stockholder should tender such stockholder’s Shares. Sloan Group, Purchaser and Mr. Lewis believe this conclusion as to fairness is supported by the factors described above in “Special Factors—Section 2” and the following factors:

•	the conclusions and recommendations of BayCorp’s Special Committee and Board of Directors, following extensive arms-length negotiations and discussions with the Special Committee’s independent legal and financial advisors, that each of the Offer and the Merger is fair to and in the best interests of BayCorp’s stockholders (other than Sloan Group, Purchaser and their affiliates); and

•	the fact that the Merger Agreement permits a change in the recommendation of BayCorp’s Board of Directors if necessary to comply with their fiduciary duties to stockholders.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Offer and the Merger to BayCorp’s public stockholders, and the complexity of these matters, none of Sloan Group, Purchaser or Mr. Lewis found it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, none of Sloan Group, Purchaser or Mr. Lewis has undertaken to make any specific determination to assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The foregoing discussion of the information and factors considered by Sloan Group, Purchaser and Mr. Lewis is not intended to be exhaustive, but is believed to include all material factors considered by Sloan Group, Purchaser and Mr. Lewis.

5. Purpose of the Offer; Plans for BayCorp after the Offer and Merger.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Sloan Group to acquire the entire equity interest in BayCorp. The Offer, as the first step in the acquisition of BayCorp, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Sloan Group to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, BayCorp will become a wholly owned subsidiary of Sloan Group.

Sloan Group, Purchaser and BayCorp have decided to pursue the Offer and Merger at this time for a number of reasons. First, the Offer Price of $14.19 per Share represents a significant premium of approximately 45% over the closing price per Share of $9.76 on September 12, 2005, the day before the public announcement of the Offer. See “Special Factors—Sections 1 and 2”.

Second, BayCorp has been unable to realize many of the benefits generally associated with public ownership. For example, (i) BayCorp’s stock price and limited trading volume have hindered BayCorp’s ability to raise capital in the public markets and to utilize its common stock as currency for acquisitions, and (ii) the lack of liquidity with respect to BayCorp’s Shares has impaired the ability of BayCorp to use stock options or equity-based incentives as a meaningful way to compensate employees. See “Special Factors—Section 1”.

Third, Sloan Group and Purchaser seek to permit BayCorp, by being privately-held, to eliminate the costs and administrative burdens of being a public company. Following de-listing of the Shares from the American Stock Exchange (“AMEX”) and de-registration of the Shares under the Exchange Act, BayCorp will no longer be subject to the reporting requirements of the Exchange Act, which will allow BayCorp to eliminate the costs of preparing, printing and mailing certain corporate reports and proxy statements. In addition, “going private” will allow BayCorp to eliminate certain other costs and functions associated with being a public company, including certain legal and accounting costs, the costs of maintaining a transfer agent and the costs of investor relations activities. The elimination of the foregoing requirements will also eliminate the time devoted by employees and members of BayCorp’s management to those activities, thereby providing more freedom to focus on BayCorp’s business and operations. See “Special Factors—Section 6”.

Under Delaware Law, the approval of the Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors by unanimous vote, based upon the unanimous recommendation of its Special Committee comprised of solely independent directors, has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to, and in the best interests of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of BayCorp is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the then outstanding Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other stockholder.

In the Merger Agreement, BayCorp has agreed to duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger, if such action is required by Delaware Law in order to consummate the Merger. Sloan Group and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the approval and adoption of the Merger Agreement and the Merger.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser will be entitled to designate representatives to serve on BayCorp’s Board of Directors in proportion to Purchaser’s ownership of Shares following such purchase. See “Special Factors—Section 7”. Purchaser expects that such representation would permit Purchaser to exert substantial influence over BayCorp’s conduct of its business and operations.

Short-Form Merger. Under Delaware Law, if Purchaser holds, as a result of the Shares owned by it at the time the Offer commences plus Shares acquired pursuant to the Offer, at least 90% of the then issued and outstanding Shares, Purchaser will be able to approve the Merger without a vote of BayCorp’s stockholders. In such event, Sloan Group, Purchaser and BayCorp have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of BayCorp’s stockholders. If, however, Purchaser does not acquire and hold at least 90% of the issued and outstanding Shares following the Offer and a vote of BayCorp’s stockholders is required under Delaware Law, a significantly longer period of time would be required to call and hold a meeting of BayCorp’s stockholders and to effect the Merger.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the Delaware Law, attached hereto as Schedule II (“Section 262”) will have the “fair value” of their Shares

(exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

Sloan Group does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, their Shares. Sloan Group intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including Jefferies) are not necessarily opinions as to “fair value” under Section 262.

The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware Law. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of Delaware Law.

Plans for BayCorp. It is expected that, initially following the Merger, the business and operations of BayCorp will, except as set forth in this Offer to Purchase, be continued by BayCorp substantially as they are currently being conducted. Sloan Group will continue to evaluate the business and operations of BayCorp during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Sloan Group intends to seek additional information about BayCorp during this period. Thereafter, Sloan Group intends to review such information as part of a comprehensive review of BayCorp’s business, operations, capitalization and management with a view to optimizing exploitation of BayCorp’s potential. Sloan Group was initially interested in certain of BayCorp’s businesses. It is possible that Sloan Group may more closely evaluate the strategic fit of certain of BayCorp’s businesses. In addition, it is likely that Sloan Group or its affiliates may find it necessary or desirable to make further loans or capital contributions to BayCorp in the future to better enable BayCorp to continue its oil and gas exploration efforts without loss of any rights or opportunities under its existing contracts and to otherwise conduct its business.

The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser shall be entitled to designate a number of directors to BayCorp’s Board of Directors that is proportionate to its and its affiliates’ shareholdings. Additionally, the Merger Agreement and related documents provide that the directors of Purchaser immediately prior to the Effective Time, together with Frank W. Getman Jr. and Anthony M. Callendrello, shall be the initial directors of the Surviving Corporation, and the officers of BayCorp immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed or qualified or until their earlier death, resignation or removal.

Sloan Group has not yet determined whether it will collect amounts due under the Convertible Notes and other outstanding debt obligations from BayCorp to Sloan Group, forgive such debts and treat such amounts as a capital contribution to BayCorp, exercise its conversion rights under the Convertible Notes, or otherwise amend the terms of the Convertible Notes and other outstanding debt obligations from BayCorp to Sloan Group. See “The Tender Offer—Section 8” for a more detailed description of the Convertible Notes and other borrowings from Sloan Group.

In order to reduce the regulatory and legal compliance costs associated with being a small public company, Sloan Group intends to cause the de-listing of the Shares by AMEX as soon as practicable after consummation of the Offer. Purchaser currently intends to seek to cause BayCorp to file to terminate the registration of the Shares under the Exchange Act, as soon after consummation of the Offer as permissible. Such de-listing and de-registration will substantially reduce the information required to be furnished by BayCorp to holders of Shares and to the Commission under the Exchange Act, and will adversely affect the liquidity of the investment of those BayCorp stockholders who do not tender their Shares in Offer. Prior to the commencement of the Offer, BayCorp could, under the securities laws and AMEX requirements, de-list and file to de-register its Shares.

Except as indicated in this Offer to Purchase, none of Sloan Group, Purchaser or Joseph Lewis has any present plans or proposals that relate to or would result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BayCorp or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets, involving BayCorp or any of its subsidiaries, (iii) any material change in BayCorp’s present dividend rate or policy, or indebtedness or capitalization of BayCorp, (iv) any change in the present Board of Directors or management of BayCorp, (v) any other material change in BayCorp’s corporate structure or business, (vi) any class of equity securities of BayCorp being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) any class of equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, (viii) the suspension of BayCorp’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of BayCorp, or the disposition of securities of BayCorp or (x) any changes in BayCorp’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of BayCorp.

6. Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could materially adversely affect the liquidity and market value of the remaining Shares held by the public. Assuming that 355,929 issued and outstanding Shares are tendered and not withdrawn in the Offer (including the 73,585 issued and outstanding Shares which the Stockholders have agreed to tender pursuant to the Stockholder Support Agreement) so as to satisfy the Minimum Condition, and assuming that BayCorp issues no additional Shares prior to the expiration of the Offer, no more that 215,435 Shares are expected to be outstanding following the Offer.

If the Offer is consummated and the Merger takes place, BayCorp will no longer be publicly owned and we will take the necessary action to de-list the Shares from AMEX and de-register such Shares under the Exchange Act. Even if the Merger does not take place, as soon as practicable, we intend to cause the Shares to be de-listed from AMEX and de-registered under the Exchange Act. As a result, we do not expect there to be a public trading market for the Shares and BayCorp may cease being required to comply with the Commission’s rules governing publicly held companies.

AMEX Listing. As of the date hereof, BayCorp meets the requirements to voluntarily de-list its Shares from AMEX. Following the Offer, we intend to voluntarily de-list the Shares or AMEX may de-list the Shares as they likely will no longer meet the standards for continued listing on AMEX. According to AMEX’s published guidelines, the Shares would not be eligible to continue to be listed if, among other things, the number of Shares publicly held (exclusive of holdings of officers, directors, controlling stockholders or other family or other concentrated holdings) falls below 200,000, the number of public holders of Shares falls below 300, the aggregate market value of Shares publicly held is less than $1.0 million for ninety (90) days, BayCorp has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years, or BayCorp has sustained losses that are so substantial in relation to its overall operations or existing financial resources, or its financial condition has become so impaired that it appears questionable as to whether it will be able to continue operations and/or meet its obligations as they mature. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of AMEX for continued listing, the listing of the Shares may be discontinued by AMEX. In such event, the market for the Shares would be adversely affected. In the event the Shares were no longer eligible for listing on AMEX, quotations might still be available from other sources, provided BayCorp maintains the registration of the Shares under the Exchange Act. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act, but BayCorp has substantially less than 300 holders of record. Such registration may be terminated upon application by BayCorp to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The de-registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by BayCorp to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, BayCorp would no longer be required to provide, or file with the Commission, the public information needed by brokers to provide quotes in the Shares and “affiliates” of BayCorp and persons holding “restricted securities” of BayCorp may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for AMEX listing or trading. Purchaser currently intends to seek to cause BayCorp to file to de-register the Shares under the Exchange Act as soon after consummation of the Offer as permissible.

Margin Regulations. The Shares are currently “margin securities”, as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute margin securities for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. If registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute margin securities.

7. The Merger Agreement and Related Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sloan Group, Purchaser and Joseph Lewis with the Commission in connection with the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places set forth in this section.

The Offer. The Merger Agreement provides for the commencement of the Offer as soon as practicable following the earlier to occur of (x) the affirmative recommendation of the Vermont Department of Public Service to the Vermont Public Service Board (“VPSB”) that the consummation of the transactions contemplated by the Merger Agreement and the conversion of the Convertible Notes be approved by the VPSB without a public hearing and without any material adverse conditions, or restrictions, revocations or limitations of rights, or (y) the final approval of the VPSB, without any material adverse conditions, or restrictions, revocations or limitations of rights, of the consummation of the transactions contemplated by the Merger Agreement and the conversion of the Convertible Notes (the “VPSB Approval”). The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the receipt of any material approval or consent of any governmental authority applicable to the acceptance for payment of the Shares, including the VPSB Approval, free of any material adverse conditions or restrictions, or any revocations or limitations of any material rights, and certain other conditions that are described in “The Tender Offer—Section 11”. Purchaser and Sloan Group have agreed that, without the prior written consent of BayCorp, no change in the Offer may be made that decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the number of Shares subject to the Offer, imposes conditions to the Offer in addition to the Offer Conditions, reduces or waives the Minimum Condition, or changes the Offer in a manner adverse to the holders of the Shares.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, Purchaser will be merged with and into BayCorp. As a result of the Merger, the separate corporate existence of Purchaser will cease and BayCorp will continue as the Surviving Corporation and will become a wholly owned subsidiary of Sloan Group. Upon consummation of the Merger, each issued and then outstanding Share (other than treasury Shares held by BayCorp or Shares owned by Purchaser, Sloan Group or any direct or indirect subsidiary of Sloan Group or of Purchaser, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under the Delaware General Corporation Law) will be canceled and converted automatically into the right to receive an amount equal to the Merger Consideration.

Pursuant to the Merger Agreement, each share of common stock, $0.01 par value per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for validly issued, fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Surviving Corporation.

The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time, together with Frank W. Getman Jr., will be the initial directors of the Surviving Corporation and that the officers of BayCorp immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. Sloan Group and Purchaser may request that other persons currently serving as directors of BayCorp continue to serve as directors of the Surviving Corporation. Subject to the Merger Agreement, at the Effective Time, the certificate of incorporation of BayCorp will be amended to be identical to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time (except as such certificate of incorporation will be amended to provide that the name of the Surviving Corporation will be the name of BayCorp), and will be the certificate of incorporation of the Surviving Corporation. Unless otherwise determined by Sloan Group prior to the Effective Time, subject to the Merger Agreement, at the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation.

Stockholders’ Meeting. Pursuant to the Merger Agreement, BayCorp will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger (the “Stockholders’ Meeting”).

Proxy Statement. The Merger Agreement provides that BayCorp will, if a vote of BayCorp’s stockholders is required by applicable law to approve and consummate the Merger, promptly following consummation of the Offer, file with the Commission under the Exchange Act, and use its best efforts to have cleared by the Commission promptly, a proxy statement and related proxy materials (collectively the “Proxy Statement”) with respect to the Stockholders’ Meeting. Each of BayCorp, Sloan Group and Purchaser have agreed to use its reasonable best efforts, after consultation with the other parties to the Merger Agreement, to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time and will cause the Proxy Statement and all required amendments and supplements thereto to be mailed to stockholders of BayCorp at the earliest practicable time if required by applicable law to consummate the Merger. BayCorp has agreed to include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Purchaser or Sloan Group, the unanimous recommendation of the Board of Directors that the stockholders of BayCorp approve and adopt the Merger Agreement and the Merger and to use its best efforts to obtain such approval and adoption. Sloan Group and Purchaser have agreed to cause all Shares then beneficially owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, Sloan Group, Purchaser and BayCorp will take all necessary and appropriate action to cause the Merger to become effective, in accordance with Delaware Law, as promptly as reasonably practicable after such acquisition, without a meeting of BayCorp’s stockholders.

Conduct of Business by BayCorp Pending the Merger. Pursuant to the Merger Agreement, BayCorp has agreed that, between September 13, 2005 and the Effective Time, except as expressly contemplated by the Merger Agreement, unless Sloan Group has otherwise consented in writing, (i) the businesses of BayCorp and its subsidiaries (the “Subsidiaries” and, individually, a “Subsidiary”) will be conducted only in, and BayCorp and the Subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice and (ii) BayCorp will use its reasonable best efforts to preserve substantially intact the business organization of BayCorp and the Subsidiaries, to keep available the services of the current officers, employees and consultants of BayCorp and the Subsidiaries and to preserve the current relationships of BayCorp and the Subsidiaries with customers, suppliers and other persons with whom BayCorp or any Subsidiary has significant business relations.

The Merger Agreement also provides that, except as expressly contemplated in the Merger Agreement, neither BayCorp nor any Subsidiary will, between September 13, 2005 and the Effective Time, directly or indirectly, do, or propose to do, any of the following, without the prior written consent of Sloan Group:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, encumber, or otherwise subject to any Lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of, or subjection to any such Lien (i) any shares of any class of capital stock of BayCorp or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of BayCorp or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on September 13, 2005 and granted under Company Stock Option Plans in effect on September 13, 2005 and thereafter exercised by the holder in accordance with their terms) or (ii) any assets of BayCorp or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice and except for liens in favor of Sloan Group or Purchaser;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for the declaration and payment of dividends by a wholly owned Subsidiary solely to its parent corporation;

(d) reclassify, combine, split, subdivide or redeem or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets, (ii) incur any funded indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, (iii) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice, (iv) authorize, or make any commitment with respect to, any capital expenditure which is not specifically referred to in BayCorp Capital Budget or, to the extent not included in BayCorp Capital Budget, any single capital expenditure in excess of $10,000 or capital expenditures in the aggregate in excess of $100,000, or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters;

(f) (i) hire any additional employees except to fill current vacancies or vacancies arising after September 13, 2005, (ii) make any offers to any employee of an employment position other than the employment position he or she held as of September 13, 2005, except for offers of an employment position made in the ordinary course of business and consistent with past practice in connection with the promotion or demotion of any employee of BayCorp or any of its Subsidiaries who is not a director or officer of BayCorp, (iii) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of BayCorp or any of its Subsidiaries who are not directors or officers of BayCorp, (iv) grant any new or additional retention, severance or termination pay to, or enter into any new or additional employment, bonus, change of control or severance agreement with, any director, officer or other employee of BayCorp or of any of its Subsidiaries, (v) establish, adopt, enter into, terminate or amend any Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of September 13, 2005 for the benefit of any director, officer or employee except as required by the Merger Agreement or the Transactions contemplated thereby, or as required by ERISA, the Code or to otherwise comply with applicable Law, (vi) loan or advance money or other property to any current or former director, officer or employee of BayCorp or any of its Subsidiaries, (vii) grant any equity or equity based awards (provided that equity awards may be transferred in accordance with the applicable plan document or agreement) or (viii) hire or engage any consultant to perform services for a rate of compensation which would be in excess of $25,000 on an annual basis or which is not terminable upon notice of 30 days or less;

(g) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN (determined without regard to terminations of employment occurring on or after the Effective Time);

(h) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice and other than actions required to be taken in response to changes in GAAP or in Law, with respect to accounting policies or procedures;

(i) make, revoke or change any material Tax election or material method of Tax accounting, file any amended Tax Return (unless required by Law), enter into any closing agreement relating to a material amount of Taxes, settle or compromise any material liability with respect to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment; provided, however, that in the case of the filing of any amended Tax Return, BayCorp or the relevant Subsidiary shall deliver a copy of such amended Tax Return to Sloan Group at least 30 days prior to filing for Sloan Group’s review and consent;

(j) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice, unless such payment, discharge or satisfaction is made in accordance with the terms of such claim, liability or obligation as such terms existed on September 13, 2005;

(k) pay accounts payable, utilize cash, draw down on lines of credit, delay or accelerate capital expenditures, incur expenditures on research and development, other than in the ordinary course of business and consistent with past practice;

(l) amend or modify in any material respect, or consent to the termination of, any Material Contract, or amend, waive or modify in any material respect, or consent to the termination of, BayCorp’s or any Subsidiary’s rights thereunder;

(m) commence or settle any Action, other than the settlement of Actions involving payments by BayCorp or its Subsidiaries not to exceed $100,000 with respect to any individual Action or $250,000 in aggregate settlements;

(n) (i) abandon, sell, assign, or grant any security interest in or to any item of the Owned Intellectual Property, Licensed Intellectual Property or IP Agreements, (ii) grant to any third party any license, sublicense or covenant not to sue with respect to any Owned Intellectual Property or Licensed Intellectual

Property, other than in the ordinary course of business consistent with past practice, (iii) develop, create or invent any Intellectual Property jointly with any third party (other than such joint development, creation or invention with a third party in progress as of September 13, 2005), (iv) disclose, or allow to be disclosed, any confidential Owned Intellectual Property, unless such Owned Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against disclosure thereof, or (v) fail to perform or cause to be performed all applicable filings, recordings and other acts, and pay or cause to be paid all required fees and taxes, to maintain and protect its interest in each and every item of the Owned Intellectual Property and the Licensed Intellectual Property;

(o) fail to make in a timely manner any filings with the Commission required under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act or the rules and regulations promulgated thereunder;

(p) enter into any contract or agreement with any director or officer of BayCorp or any Subsidiary or any of their respective affiliates (including any immediate family member of such person) or any other affiliate of BayCorp or any Subsidiary; or

(q) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors as will give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and BayCorp will, at such time, promptly take all actions necessary to cause Purchaser’s designees to be elected or appointed as directors of BayCorp, including increasing the size of the Board of Directors or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that at such times, BayCorp will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors of each Subsidiary, and (iii) each committee of each such board, in each case only to the extent permitted by applicable Law and the rules of AMEX. Notwithstanding the foregoing, until the Effective Time, BayCorp has agreed to use its best efforts to ensure that at least three members of the Board of Directors and each committee of the Board of Directors, as of September 13, 2005, who are not employees of BayCorp shall remain members of the Board of Directors and of such committees.

The Merger Agreement provides that, following the election or appointment of designees of Purchaser in accordance with the preceding paragraph, prior to the Effective Time, any (i) amendment of the Merger Agreement or the certificate of incorporation or bylaws of BayCorp or any Subsidiary, (ii) termination of the Merger Agreement by BayCorp, (iii) extension by BayCorp of the time for the performance of any of the obligations or other acts of Sloan Group or Purchaser, (iv) recommendation to BayCorp stockholders or any modification or withdrawal of any such recommendation in connection with the Merger Agreement or the transactions, or (v) waiver of any of BayCorp’s rights under the Merger Agreement, in each case, will require the concurrence of a majority of the directors of BayCorp then in office who neither were designated by Purchaser nor are employees of BayCorp or any Subsidiary. In the event that the independent directors of the Board of Directors deem it advisable in connection with the transactions to retain outside legal counsel, such directors will be entitled to retain such counsel (not to exceed two outside law firms) at the expense of BayCorp.

Access to Information. Pursuant to the Merger Agreement, and subject to applicable Law and confidentiality agreements, including that certain Nondisclosure and No-Trading Agreement between Sloan Group and BayCorp (the “Confidentiality Agreement”), from September 13, 2005 until the Effective Time, BayCorp will (and will cause its Subsidiaries to): (i) provide to Sloan Group and Sloan Group’s Representatives access, during normal business hours and upon reasonable notice by Sloan Group, to the officers, employees, agents, properties, offices and other facilities of BayCorp and its Subsidiaries and to the books and records thereof, but only to the extent that such access does not unreasonably interfere with the business and operations of BayCorp and its Subsidiaries; (ii) furnish to Sloan Group all monthly and quarterly statements of revenue and expense, earnings, sales, trial balances and such other similar statements as are regularly and customarily provided to senior management of BayCorp promptly following delivery to such senior management; and (iii) furnish promptly to Sloan Group such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as Sloan Group or its Representatives may reasonably request.

No Solicitation of Transactions. BayCorp has agreed that neither it nor any Subsidiary nor any Representative of it or any Subsidiary will, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action for the purpose of facilitating, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (defined below), or (ii) enter into or maintain or continue discussions or negotiations with any person or entity for the purpose of facilitating such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment providing for or otherwise relating to any Competing Transaction, or (iv) authorize or permit any Representative of BayCorp or any of its Subsidiaries to take any such action. BayCorp will notify Sloan Group as promptly as practicable (and in any event within 24 hours) after BayCorp receives any oral or written proposal or offer or any inquiry or contact with any person regarding a potential proposal or offer regarding a Competing Transaction, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer (including material amendments or proposed material amendments). BayCorp also agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties with respect to a Competing Transaction on September 13, 2005. BayCorp will not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

Notwithstanding the preceding paragraph, the Board of Directors may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, and the Board of Directors has (i) determined, in its good faith judgment (after consulting with its financial advisor), that such proposal or offer constitutes or could lead to a Superior Proposal (defined below), (ii) determined, in its good faith judgment after consulting with its outside legal counsel (who may be BayCorp’s regularly engaged outside legal counsel), that, in light of such proposal or offer, the failure to furnish such information or enter into discussions would be inconsistent with its fiduciary duties under applicable Law, (iii) provided written notice to Sloan Group of its intent to furnish information or enter into discussions with such person prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to BayCorp than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting BayCorp from satisfying its obligations under the Merger Agreement).

Except as set forth in this paragraph, neither the Board of Directors nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Sloan Group or Purchaser, the approval or recommendation by the Board of Directors or any such committee of the Merger Agreement, the Offer, the Merger or any other Transaction (a “Change in BayCorp Recommendation”) or approve or recommend, or cause or permit BayCorp to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction (except for a confidentiality agreement as provided in the preceding paragraph). Notwithstanding the foregoing, if the Board of Directors determines, in its good faith judgment prior to the time of the acceptance for payment of Shares pursuant to the Offer and after consulting with outside legal counsel (who may be BayCorp’s regularly engaged outside legal counsel), that the failure to make a Change in BayCorp Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Board of

Directors may make a Change in BayCorp Recommendation and/or recommend a Superior Proposal, but only (i) after providing written notice to Sloan Group (a “Notice of Superior Proposal”) advising Sloan Group that the Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Board of Directors intends to effect a Change in BayCorp Recommendation and (ii) if Sloan Group does not prior to the earlier of (A) three (3) business days after Sloan Group’s receipt of the Notice of Superior Proposal or (B) if the Offer, as it may be extended, does not remain open for at least three (3) business days after Sloan Group’s receipt of the Notice of Superior Proposal, then such time period as does exist prior to the expiration of the Offer and before any acceptance for payment of any Shares, make an offer that the Board of Directors determines, in its good faith judgment (after consulting with its financial advisor) to be at least as favorable to BayCorp’s stockholders as such Superior Proposal. Any disclosure that the Board of Directors may be compelled to make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary duties under applicable Law or Rule 14d-9 or 14e-2 under the Exchange Act will not constitute a violation of the Merger Agreement.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving BayCorp or any Subsidiary, (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of BayCorp or of any Subsidiary, (iii) any sale, exchange, transfer or other disposition in which BayCorp or any Subsidiary participates (including taking any action to comply with Section 203 of Delaware Law, but excluding typical stock transfer functions) and which results in any person beneficially owning more than 25% of any class of equity securities of BayCorp or of any Subsidiary, or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than 25% of any class of equity securities of BayCorp or of any Subsidiary.

“Superior Proposal” means an unsolicited written bona fide offer made by a third party with respect to a Competing Transaction (with all percentages contained in the definition of “Competing Transaction” increased to 50% for purposes of this definition), in each case on terms that the Board of Directors determines, in its good faith judgment (after consulting with its financial advisor) and taking into account all legal, financial, regulatory and other aspects of the offer that it deems relevant (including whether the person proposing such Competing Transaction is reasonably able to finance the transaction), to be more favorable to BayCorp stockholders than the Offer and Merger.

Employee Stock Options and Other Equity Awards. The Merger Agreement also provides that BayCorp will take all necessary action, effective as of the Effective Time, to (i) terminate BayCorp’s 1996 Stock Option Plan, 2001 Non-Statutory Stock Option Plan and each stock option agreement granted otherwise than under such plans which shall themselves constitute separate plans, each as amended through September 13, 2005 (the “Company Stock Option Plans”), and (ii) cancel, at the Effective Time, each outstanding option to purchase Shares of Company Common Stock granted under Company Stock Option Plans (each, a “Company Stock Option”) that is outstanding and unexercised, whether or not vested or exercisable as of such date (in each case, without the creation of additional liability to BayCorp or any Subsidiary).

As of the Effective Time, each holder of a Company Stock Option outstanding immediately prior to the Effective Time will be entitled to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares of Company Common Stock subject to such Company Stock Options multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share under such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. No holder of a Company Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Company Stock Option before or after the Effective Time.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement further provides that the certificate of incorporation of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in Article Ninth of the Certificate of Incorporation of BayCorp, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of BayCorp, unless such modification will be required by law.

The Merger Agreement provides that, prior to the Effective Time, BayCorp will purchase and pay for a directors’ and officers’ liability insurance policy, or tail coverage under BayCorp’s existing directors’ and officers’ liability insurance policy, providing coverage of not less than six (6) years, subject to substantially the same limits, terms and conditions as the policy in force immediately prior to the Effective Time, with respect to matters occurring prior to the Effective Time. The total cost of the directors’ and officers’ liability coverage described in the preceding sentence shall not exceed $123,750, which is 225% of the last annual premium payable prior to September 13, 2005, which was $55,000. BayCorp and Sloan Group shall cooperate to seek and obtain the insurance coverage at the lowest cost for a carrier of recognized financial standing (which shall include BayCorp’s current carrier). If the cost of providing and maintaining the insurance coverage would exceed the amount permitted by Section 6.07(b) of the Merger Agreement, (i) BayCorp shall notify the covered officers and directors and Sloan Group of the amount of such excess and give the covered officers and directors the opportunity to reimburse BayCorp the amount of such excess, and if and for so long as such reimbursement is made BayCorp, Sloan Group and the Surviving Corporation shall continue to provide and maintain insurance in accordance with Section 6.07(b) of the Merger Agreement; and (ii) if and to the extent the covered officers and directors do not reimburse BayCorp in accordance with the immediately preceding clause (i), then BayCorp shall provide (at no cost to the covered officers and directors) the greatest amount of substantially equivalent insurance obtainable at a total cost of 225% of the last annual premium payable prior to September 13, 2005, which was $55,000.

Further Action; Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto will (i) make promptly its respective filings, and thereafter make any other required submissions, under applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Transaction and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals (including the VPSB Approval), authorizations, qualifications and orders of Governmental Authorities and parties to contracts with BayCorp and the Subsidiaries as are necessary for the consummation of the Merger and to fulfill the conditions to the Offer and the Merger; provided, however, that neither Purchaser nor Sloan Group will be required to take any action, including entering into a consent decree, hold separate order or other arrangement, that (i) requires the divestiture of any assets of any of Purchaser, Sloan Group, BayCorp or any of their respective subsidiaries or (ii) limits Sloan Group’s freedom of action with respect to, or its ability to retain, BayCorp and the Subsidiaries or any portion thereof or any of Sloan Group’s or its affiliates’ other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, among others, representations by BayCorp as to the absence of certain changes or events concerning BayCorp’s business, compliance with law, litigation, the capitalization of BayCorp, employee benefit plans, labor and employment matters, real property and assets, intellectual property, environmental matters, taxes, material contracts, certain business practices, customers and suppliers, insurance and brokers. The Merger Agreement also contains representations and warranties with respect to regulatory compliance by BayCorp to the effect that BayCorp’s products and services are sold in compliance with all applicable laws and that BayCorp is in compliance in all respects with its regulatory obligations.

Conditions to the Merger. Under the Merger Agreement, the respective obligations of BayCorp, Sloan Group and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

(a) if required, the Merger Agreement and the Merger shall have been approved and adopted by the requisite affirmative vote of the stockholders of BayCorp in accordance with, and to the extent required by, Delaware Law and BayCorp’s certificate of incorporation;

(b) no governmental authority shall have enacted, issued, promulgated, enforced or entered any Order which is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger;

(c) any material approval or consent of any governmental authority applicable to the acceptance of the Shares upon the completion of the Offer, the change in control of BayCorp and its subsidiaries, the consummation of the Merger or the conversion of the Convertible Notes, including the VPSB Approval, shall have been obtained without any material adverse conditions, or restrictions, revocations or limitations of rights; and

(d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Sloan Group or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares that were validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement by the stockholders of BayCorp, as follows:

(a) if no Shares have been accepted for payment pursuant to the Offer, by mutual written consent of Sloan Group and BayCorp duly authorized by the Boards of Directors of Sloan Group and BayCorp; or

(b) if no Shares have been accepted for payment pursuant to the Offer, by either Sloan Group or BayCorp on or after November 30, 2005; provided, however, that the right to terminate the Merger Agreement under this paragraph (b) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Shares to have been accepted for payment on or before such date; or

(c) by either Sloan Group or BayCorp if any governmental authority shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which is then in effect and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and such injunction, order, decree or ruling shall have become final and non-appealable; or

(d) if no Shares have been accepted for payment pursuant to the Offer, by Sloan Group if any of the following shall have occurred: (i) a Change in Company Recommendation shall have occurred or the Board of Directors shall have resolved to make a Change in Company Recommendation; (ii) the Board of Directors shall have recommended to the stockholders of BayCorp a Competing Transaction or shall have publicly announced it intends to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Competing Transaction; (iii) BayCorp shall have failed to include in the Schedule 14D-9 the recommendation of the Board of Directors in favor of holders of Shares accepting the Offer and tendering their Shares in the Offer; (iv) the Board of Directors fails to reaffirm its recommendation in favor of holders of Shares accepting the Offer and tendering their Shares in the Offer within five (5) business days after Sloan Group requests in writing that such recommendation be reaffirmed; (v) BayCorp shall have willfully breached its obligations under the Merger Agreement not to solicit competing transactions; or (vi) a tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of BayCorp is commenced, and the Board of Directors fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

(e) if no Shares have been accepted for payment pursuant to the Offer, by BayCorp if it enters into a definitive agreement with respect to a Superior Proposal (other than a permitted confidentiality agreement); provided, however, that BayCorp shall have first complied with its obligations not to solicit competing transactions, and simultaneously with the termination under this paragraph (e), BayCorp shall pay Sloan Group the aggregate amount due upon such termination (described in “Fees and Expenses” below); or

(f) by Sloan Group if due to a failure to satisfy any Offer Condition, Purchaser shall have (i) failed to commence the Offer as contemplated by the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to accept Shares for payment pursuant to the Offer within ninety (90) days following the commencement of the Offer unless such action or inaction under (i), (ii) or (iii) above shall have been caused by or resulted from the failure of Sloan Group or Purchaser to perform, in any material respect, any of their material covenants or agreements contained in the Merger Agreement, or the material breach by Sloan Group or Purchaser of any of their material representations or warranties contained in the Merger Agreement; or

(g) by BayCorp, upon approval of BayCorp Board of Directors, if Purchaser shall have (i) failed to commence the Offer as contemplated by the Merger Agreement; (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to accept Shares for payment pursuant to the Offer within ninety (90) days following the commencement of the Offer, unless such action or inaction under (i), (ii) or (iii) shall have been caused by or resulted from the failure of BayCorp to perform, in any material respect, any of its material covenants or agreements contained in the Merger Agreement or the material breach by BayCorp of any of its material representations or warranties contained in the Merger Agreement.

Effect of Termination. In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, and there shall be no liability under the Merger Agreement on the part of any party thereto, except (i) as set forth below under the section entitled “Fees and Expenses” below and (ii) nothing in the Merger Agreement shall relieve any party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement thereof prior to the date of such termination, provided, however, that the confidentiality provisions of the Merger Agreement shall survive any termination of the Merger Agreement.

Fees and Expenses. The Merger Agreement provides that if: (i) Sloan Group terminates the Merger Agreement pursuant to the provisions described above in clause (d); or (ii) (A)(1) Sloan Group or BayCorp terminates the Merger Agreement pursuant to the provisions described above in clause (b), (2) Sloan Group terminates the Merger Agreement pursuant to the provisions described above in clause (f), or (3) BayCorp terminates the Merger Agreement pursuant to the provisions described above in clause (g), (B) prior to any such termination, a Competing Transaction has been publicly announced with respect to BayCorp and such Competing Transaction will not have been publicly withdrawn at the time of such termination or an understanding, including without limitation in the form of a letter of intent, term sheet or otherwise, has been reached in principle (whether or not legally binding) for a Competing Transaction (an “Understanding”), and (C) within twelve (12) months after such termination, BayCorp enters into an agreement with respect to a Competing Transaction or a Competing Transaction is consummated; or (iii) after September 13, 2005, any person (including, without limitation, BayCorp or any affiliate thereof), other than Sloan Group or any affiliate of Sloan Group, becomes the beneficial owner of more than 25% of the then-outstanding Shares, and the Merger Agreement shall have been terminated pursuant to the provisions described above in clause (b), clause (f) or clause (g); or (iv) BayCorp terminates the Merger Agreement pursuant to the provisions described above in clause (e); or (v) BayCorp enters into an agreement or Understanding with respect to a Competing Transaction, or a Competing Transaction is consummated, in each case within 12 months after the termination of the Merger Agreement pursuant to clauses (a) though (g), and BayCorp has not theretofore have been required to pay the Fee (as defined below) to Sloan Group pursuant to any of (i) through (iv) above; then BayCorp will pay to Sloan Group promptly (but in any event no later than one business day after the first of such events shall have occurred) an amount equal to the amount of Sloan Group’s Expenses (defined below); provided, however that BayCorp will not be liable for any of Sloan Group’s Expenses in excess of $675,000 in the aggregate.

The Merger Agreement provides that if Sloan Group terminates the Merger Agreement pursuant to the provisions described above in clause (f) as a result of the failure to satisfy the conditions set forth in paragraph (h) or (j) of the Conditions of the Offer, then BayCorp will, whether or not any payment is made pursuant to the Fee clause, reimburse Sloan Group for all of its Expenses (such payment to be made not later than one business day after submission of statements therefor).

The Merger Agreement further provides that, except as described in the two preceding paragraphs, all Expenses (as defined below) incurred in connection the Offer and the Merger shall be paid by the party incurring such expenses, whether or not the Offer, the Merger or any other transaction is consummated. “Expenses”, as used in the Merger Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, auditors, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the VPSB Approval or the approval or consent of any other governmental authority, the authorization, preparation, negotiation, execution and performance of the Merger Agreement, the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9 and the Proxy Statement, the solicitation of stockholder tenders and all other matters related to consummation of the Offer, the Merger and the other transactions contemplated.

The Stockholder Support Agreement

The following is a summary of certain provisions of the Stockholder Support Agreement. This summary is qualified in its entirety by reference to the Stockholder Support Agreement, which is incorporated herein by reference, and copies of which have been filed with the Commission as exhibits to the Schedule TO. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Stockholder Support Agreement. The Stockholder Support Agreement may be examined and copies may be obtained at the places set forth in this section.

In order to induce Sloan Group and Purchaser to enter into the Merger Agreement, the Stockholders agreed to enter into the Stockholder Support Agreement with Sloan Group and Purchaser. See “Introduction.” The Stockholder Support Agreement provides, among other things, for the tender in the Offer of all Shares held by the Stockholders, which presently represent approximately 12.9% of the issued and outstanding Shares as of October 11, 2005. All of the Shares subject to the Stockholder Support Agreement must be validly tendered into the Offer as promptly as practicable, but in any event no later than five business days after the date of commencement of the Offer. The Stockholders may not withdraw any Shares so tendered.

Except as otherwise provided in the Stockholder Support Agreement, each Stockholder will not, directly or indirectly:

(a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing;

(b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with such Stockholder’s Stockholder Support Agreement;

(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; or

(d) take any action that would make any representation or warranty of such Stockholder therein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing his or its obligations thereunder.

Pursuant to the Stockholder Support Agreement, except as otherwise provided therein, each Stockholder granted an irrevocable proxy to Sloan Group (and agreed to execute such documents or certificates evidencing such proxy as Sloan Group may reasonably request) to vote, at any meeting of the stockholders of BayCorp, and in any action by written consent of the stockholders of BayCorp, all of such Stockholder’s Shares (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and the Stockholder Support Agreement, (ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of BayCorp under the Merger Agreement or that could result in any of the conditions to BayCorp’s obligations under the Merger Agreement not being fulfilled and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of BayCorp. Each Stockholder further agreed to cause such Stockholder’s Shares to be voted in accordance with the foregoing.

Except as otherwise provided in the Stockholder Support Agreement, the Stockholders agreed not to directly or indirectly, through any agent, representative or otherwise, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to any other stockholders of BayCorp) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (ii) enter into or maintain or continue discussions or negotiations with any person in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction.

The Stockholder Support Agreement will terminate upon the earliest to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, pursuant to its terms.

On October 11, 2005, the Stockholders owned (either beneficially or of record) 213,832 Shares (including 140,247 Shares issuable to the Stockholders upon exercise of stock options). The 73,585 issued and outstanding Shares held by the Stockholders represented 12.9% of BayCorp’s issued and outstanding Shares on that date.

Confidentiality Agreement

The following is a summary of certain provisions of the Nondisclosure and No-Trading Agreement between BayCorp and Sloan Group (the “Confidentiality Agreement”). This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained at the places set forth in this section.

The Confidentiality Agreement contains customary provisions pursuant to which either party to the Confidentiality Agreement that receives non-public, confidential information relating to the other party agrees to keep such information confidential subject to customary exceptions.

8. Conduct of BayCorp’s Business if the Offer is Not Completed.

If the Offer is not completed because the Minimum Condition or another condition is not satisfied or, if applicable, waived, Purchaser, Sloan Group and Joseph Lewis expect that BayCorp’s current management will continue to operate BayCorp’s business substantially as presently operated. However, Sloan Group, Purchaser and Mr. Lewis anticipate that if the Offer is not completed, they will continue to evaluate the current ownership structure of BayCorp and its status as a publicly traded company. In particular, they may consider:

•

exercising Sloan Group’s conversion rights under the Convertible Notes resulting in Sloan Group’s ownership of up to 73.8% of BayCorp’s outstanding Shares, assuming 571,364 Shares outstanding on the date hereof, plus 1,510,889 Shares issuable upon full conversion of the Convertible Notes, and following conversion of the Convertible Notes, proposing that Purchaser and BayCorp enter into a merger agreement pursuant to which BayCorp would become a wholly owned subsidiary of Sloan Group, which would require the approval of the Board of Directors and the vote of Sloan Group’s Shares in favor of that merger;

•	exercising Sloan Group’s conversion rights under the Convertible Notes resulting in Sloan Group’s ownership of up to 73.8% of BayCorp’s outstanding Shares, assuming 571,364 Shares outstanding on the date hereof, plus 1,510,889 Shares issuable upon full conversion of the Convertible Notes, and following conversion of the notes, keeping outstanding the public minority interest in BayCorp, in which case the public stockholders of BayCorp would receive no cash for their Shares and would bear the risk that the trading price per Share could decline to a price that is less than the Offer Price; or

•	allowing the Convertible Notes to mature on December 15, 2005, together with the Third Note which matures on April 1, 2006 (see “The Tender Offer—Section 8” for a more detailed description of the Convertible Notes and the Third Note), collecting the principal balance of up to $28,000,000, together with accrued interest, and ending its lending relationship with BayCorp, in which case BayCorp would be forced to raise funds through the sale of additional Shares or the sale of certain assets to repay the debt, or to refinance the borrowings with another lender; in the event that BayCorp is unable to repay or refinance its borrowings from Sloan Group in accordance with the terms of the Convertible Notes and the Third Note, Sloan Group may be entitled to foreclose on the assets, contractual rights and equity interests in BayCorp’s subsidiaries that BayCorp has pledged to secure its debts to Sloan Group.

If Sloan Group were to pursue any of these alternatives, it might take longer for the public stockholders of BayCorp to receive any consideration for their Shares (other than through sales in the open market or in private, negotiated sales) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to the public stockholders of BayCorp that are more or less than or the same as the Offer Price of $14.19 per Share and that may or may not consist of cash.

9. Beneficial Ownership of the Shares.

The following table sets forth certain information regarding beneficial ownership of the Shares as of January 21, 2005 (unless otherwise noted), for (i) each person who is known by BayCorp to be the beneficial owner of more than five percent of any class of the Shares, (ii) each director and named executive officer of BayCorp, and (iii) all directors and officers of BayCorp as a group. Unless otherwise indicated, Sloan Group and Purchaser believe, based on reports filed with the Commission and on information supplied by BayCorp, that the individuals listed each have sole voting and investment power with respect to such Shares. The information provided in the following table is based solely on BayCorp’s Proxy Statement for its Annual Meeting of Stockholders filed with the Commission on April 8, 2005 and represents the most current information reasonably available as of the date hereof. For a detailed explanation of the Shares owned directly and beneficially by Purchaser, Sloan Group and Joseph Lewis, see “Introduction” and “The Tender Offer—Section 8”.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage of Shares Beneficially Owned (2)
5% Stockholders
D.B. Zwirn & Co., L.P.	57,500	(3)	10.3%
Group consisting of: Peter M. Collery Neil H. Koffler SC Fundamental Value Fund, L.P. SC Fundamental LLC SC Fundamental Value BVI, Ltd. SC-BVI Partners PMC-BVI, Inc. SC Fundamental Value BVI, Inc. SC Fundamental LLC Employee Savings and Profit Plan (the “SC Fundamental Group”)	56,180	(4)	10.1%
Jonathan Couchman	41,700	(5)	7.5%
Stoner Group Limited	28,200	(6)	5.1%

Directors and Executive Officers
Frank W. Getman Jr.	101,129	(7)	16.9%
Anthony M. Callendrello	70,203	(8)	11.4%
James S. Gordon	16,269	(9)	2.8%
Alexander Ellis III	14,602	(10)	2.6%
Stanley I. Garnett II	12,470	(11)	2.2%
Thomas C. Leonard	10,000	(12)	1.8%
Patrycia T. Barnard	4,400		*

All directors and executive officers as a group (7 individuals)	229,072	(13)	32.4%

*	Less than 1% of the total number of Shares outstanding.
(1)	The number of Shares beneficially owned by each person or entity is determined under the rules promulgated by the Commission. Under such rules, beneficial ownership includes any Shares as to which the person or entity has sole or shared voting power or investment power, and also includes any Shares of BayCorp that the person or entity had the right to acquire within 60 days after January 21, 2005. Unless otherwise indicated, each person or entity referred to above has the sole voting and investment power with respect to the Shares listed. The inclusion herein of any Shares deemed beneficially owned does not constitute an admission of beneficial ownership.
(2)	Calculated on the basis of 557,945 Shares outstanding as of January 21, 2005, including any Shares subject to options held by the person or entity in question that were currently exercisable at January 21, 2005 or exercisable within 60 days after January 21, 2005.

(3)	The information presented herein is as reported in, and based upon, written information provided by the indicated stockholders to BayCorp as of February 24, 2004 and Schedules 13G/A filed with the Commission on February 13, 2004 and the 13R-HR filed with the Commission on February 16, 2005 by the indicated stockholders. Highbridge/Zwirn Capital Management, LLC, Highbridge Capital Management, LLC, Daniel B. Zwirn, HCM/Z Special Opportunities LLC, Highbridge/Zwirn Special Opportunities Fund, Ltd. and Highbridge/Zwirn Special Opportunities Fund, L.P. (collectively the “HCM/Z Group”) reported beneficial ownership of 57,500 shares, with shared voting and dispositive power as to such Shares. Daniel B. Zwirn is the Managing Principal of Highbridge/Zwirn Capital Management, LLC. Highbridge/Zwirn Capital Management, LLC is the Trading Manager of Highbridge/Zwirn Special Opportunities Fund, Ltd. and Highbridge/Zwirn Special Opportunities Fund, L.P. Highbridge/Zwirn Capital Management, LLC is the Trading Manager of HCM/Z Special Opportunities LLC, and Highbridge/Zwirn Special Opportunities Fund, L.P. beneficially owned 7,995, 32,830 and 16,675 Shares respectively. As of February 13, 2004, the HCM/Z Group beneficially owned 57,500 Shares.
(4)	The information presented is based upon Schedule 13G/A filed with the Commission on April 3, 2003 by the indicated stockholders. Peter M. Collery reported beneficial ownership of 56,180 Shares, with sole voting and dispositive power with respect to 239 of such Shares and shared voting and dispositive power with respect to 55,941 of such Shares. Mr. Collery’s 56,180 beneficially owned Shares represented 8.7% of BayCorp’s outstanding Shares as of May 19, 2003. SC Fundamental Value Fund, L.P. reported beneficial ownership of 25,374 Shares, with sole voting and dispositive power as to such Shares. SC Fundamental LLC reported beneficial ownership of 25,374 Shares, with shared voting and dispositive power as to such Shares. SC Fundamental BVI, Ltd. reported beneficial ownership of 30,567 Shares, with sole voting and dispositive power as to such Shares. PMC-BVI, Inc. reported beneficial ownership of 30,567 Shares, with shared voting and dispositive power as to such Shares. Neil H. Koffler reported beneficial ownership of 55,941 Shares, with shared voting and dispositive power as to such Shares. Collectively, these stockholders and other affiliates of Mr. Collery are referred to as the “SC Fundamental Group” or “SC Fundamental Group entities.”
(5)	The information presented herein is reported in, and based upon, written information provided by the indicated stockholders to BayCorp as of February 24, 2004 and on Schedule 13G/A filed with the Commission on February 11, 2004 by the indicated stockholders. Couchman Partners, L.P. (“Couchman Partners”) reported beneficial ownership of 41,700 Shares, with sole voting and dispositive power as to such Shares. Couchman Capital LLC (“Couchman Capital”) reported beneficial ownership of 41,700 Shares, with sole voting and dispositive power as to such Shares. Jonathan Couchman is the sole member of the Management Board of Couchman Capital, which in turn is the general partner of Couchman Partners. Collectively, these stockholders and other affiliates of Couchman Partners are referred to as the “Couchman Group.”
(6)	The information presented is based upon Schedule 13G filed with the Commission on March 21, 2005 by Stoner Group Limited, which reported beneficial ownership, with sole voting and dispositive power of 28,200 Shares.
(7)	The information presented in the above table is as of January 21, 2005 and includes 39,824 Shares issuable upon exercise of outstanding stock options granted under the BayCorp Holdings, Ltd. Stock Option Plan of 1996 (the “1996 Plan”) and the BayCorp Holdings, Ltd. Non-Statutory Stock Option Plan of 2001 (the “2001 Plan”). Sloan Group and Purchaser understand that Mr. Getman’s beneficial ownership as of October 11, 2005 is 131,129 Shares including 61,305 issued and outstanding Shares and 69,824 Shares issuable pursuant to outstanding exercisable stock options.
(8)	The information presented in the above table is as of January 21, 2005 and includes 57,973 Shares issuable upon exercise of outstanding stock options granted under the 1996 Plan and the 2001 Plan. Sloan Group and Purchaser understand that Mr. Callendrello’s beneficial ownership as of October 11, 2005 is 82,703 Shares including 12,280 issued and outstanding Shares and 70,423 Shares issuable pursuant to outstanding exercisable stock options.
(9)	Includes 13,419 Shares issuable upon exercise of outstanding stock options granted under the 2001 Plan.
(10)	Includes 14,559 Shares issuable upon exercise of outstanding stock options granted under the 2001 Plan.

(11)	Consists of 12,470 Shares issuable upon the exercise of outstanding stock options granted under the 2001 Plan.
(12)	Consists of 10,000 Shares issuable upon the exercise of outstanding stock options granted under the 2001 Plan.
(13)	Includes 148,195 Shares issuable upon exercise of outstanding stock options granted under the 1996 Plan and 2001 Plan.

10. Related Party Transactions; Interests of Certain Persons in the Offer and Merger.

Messrs. Getman and Callendrello and certain other officers and employees of BayCorp have various interests in the Offer and the Merger that are in addition to, or different from, the interests of the stockholders of BayCorp generally, including the following:

Current BayCorp Equity Ownership. Messrs. Getman and Callendrello currently own approximately 61,305 and 12,280 Shares, respectively, and have stock options that we understand are currently exercisable into 69,824 and 70,423 additional Shares, respectively. Of the stock options held by Mr. Getman, 9,824 have an exercise price of less than $14.19 per Share. Of the stock options held by Mr. Callendrello, 45,423 have an exercise price of less than $14.19 per Share. Messrs. Getman and Callendrello have entered into a Stockholder Support Agreement pursuant to which they have agreed to tender their Shares in the Offer and vote in favor of the Merger, if necessary. To the knowledge of Sloan Group and Purchaser, each other executive officer or director of BayCorp who owns Shares intends to tender their Shares in the Offer.

Employment Related Agreements; Equity Investment in Surviving Corporation. Messrs. Getman and Callendrello have entered into employment agreements with the Surviving Corporation that will become effective at the Effective Time of the Merger. These employment agreements provide for, among other things, a base salary, discretionary bonuses and other benefits including life insurance and disability insurance. In addition, Sloan Group has indicated that it expects to grant the opportunity to purchase common stock representing approximately 8.9% and 2.4%, respectively, in the Surviving Corporation for $14.19 in cash per share of the Surviving Corporation (which is based on the per share price in the Offer). This investment in the Surviving Corporation would, in very general terms, entitle Messrs. Getman and Callendrello to a portion of the future profits and losses of such business following the Merger. Sloan Group anticipates that an estimated 80% of the purchase price of such shares that would be paid by Messrs. Getman and Callendrello would be funded from the proceeds of loans from Sloan Group or its affiliates that would accrue interest at the variable prime rate of interest. No definitive agreements have been reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello.

Stock Option Plan. In the Merger, options to purchase 67,119 Shares of BayCorp common stock held by BayCorp executive officers and directors (including Messrs. Getman and Callendrello) will be cashed out. These options are fully vested, exercisable and “in-the-money” meaning that they have an exercise price of less than $14.19 per Share. In the Merger, all of these options will be converted into the right to receive cash in an amount equal to the product of $14.19 minus the applicable exercise price per Share of the option, multiplied by the number of Shares issuable upon the exercise of the option. Collectively, these executive officers and directors will receive aggregate payments of $243,380 as a result of their options being cashed out in the Merger.

Management of the Surviving Corporation. It is expected that the current executive officers of BayCorp will be part of the management team of Surviving Corporation or its subsidiaries after the Offer and Merger. Certain of the current directors of BayCorp (including Messrs. Getman and Callendrello) may be asked to continue as directors of the Surviving Corporation following the Merger.

Indemnification. The Surviving Corporation will continue existing indemnification arrangements as contained in BayCorp’s current certificate of incorporation for a period of six years following the Effective Time of the Merger, and will maintain directors’ and officers’ liability insurance, at a cost not to exceed an aggregate of $123,750, for a period of no less than six years following the Effective Time of the Merger covering matters occurring prior to the Effective Time of the Merger.

Use of Employees of BayCorp. Certain employees of BayCorp assisted in providing information to Sloan Group and Purchaser in response to due diligence inquiries and assisted in preparing the disclosure schedules to the Merger Agreement. Those employees did not receive additional compensation in connection with those efforts.

BayCorp’s Special Committee and Board of Directors were aware of these actual and potential conflicts of interest and considered them along with the other matters described above under “Special Factors—Section 2”.

THE TENDER OFFER

1. Terms of the Offer; Expiration Date.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn (in accordance with the procedures set forth in “The Tender Offer—Section 4”) on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, Eastern time, on Wednesday, November 9, 2005, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.

The Offer is subject to the conditions set forth in “The Tender Offer—Section 11”, including the satisfaction of the Minimum Condition. Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any such condition in whole or in part, in its sole discretion, and Purchaser also expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that without the consent of BayCorp, Purchaser will not, and Sloan Group will not permit Purchaser to, decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer, reduce the number of Shares to be purchased in the Offer, impose conditions to the Offer in addition to those set forth in “The Tender Offer—Section 11”, reduce or waive the Minimum Condition, or change the Offer in a manner adverse to the holders of the Shares.

The Merger Agreement provides that, at BayCorp’s request, Purchaser will extend the Offer after November 9, 2005 for one or more periods not to exceed an aggregate of 15 business days if the Minimum Condition has not been satisfied as of such date. The Merger Agreement also provides that Purchaser may, without the consent of BayCorp, (i) extend the Offer for one or more periods of not more than five business days each beyond November 9, 2005, if, at any scheduled expiration of the Offer, any of the Offer Conditions is not satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission, or the staff thereof, applicable to the Offer. The Merger Agreement also provides that, if, on November 9, 2005, the sole Offer Condition remaining unsatisfied is the failure to have received the VPSB Approval, then Purchaser shall, and Sloan Group shall cause Purchaser to, extend the Offer from time to time until the earlier to occur of (i) November 30, 2005 and (ii) the fifth business day after receipt of the VPSB Approval. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. See “The Tender Offer—Section 4”. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary.

Purchaser will, and Sloan Group will cause Purchaser to, pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in “The Tender Offer—Section 11” and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement described above, in each case by giving oral or written notice of such delay, extension, termination, waiver or amendment to the Depositary and by making public announcement thereof.

Any such delay, extension, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Date of the Offer. Subject to applicable law (including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through the Public Relations Newswire.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten (10) business day period.

Purchaser may provide for a subsequent offering period following Purchaser’s acceptance of the Shares for payment pursuant to the Offer. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Shares beyond the Expiration Date for a subsequent offering period of not more than twenty (20) business days (the “Subsequent Offering Period”), if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or (to the extent permitted by the Merger Agreement, waived) and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered and not withdrawn (in accordance with the procedures set forth in “The Tender Offer—Section 4”) prior to the Expiration Date. Shares tendered during the Subsequent Offering Period may not be withdrawn. See “The Tender Offer—Section 4”. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. Any election by Purchaser to provide a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to provide a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Public Relations Newswire on the next business day after the Expiration Date. See “The Tender Offer—Section 4”.

For purposes of the Offer, a “business day” means any day on which the principal offices of the Commission in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York, and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern time.

BayCorp has furnished or caused its transfer agent to furnish to Purchaser BayCorp’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of BayCorp or such transfer agent, for the purpose of disseminating the Offer to the holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on BayCorp’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment all Shares validly tendered and not withdrawn (in accordance with the procedures set forth in “The Tender Offer—Section 4”) prior to the Expiration Date promptly after the Expiration Date. Purchaser will pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules and regulations of the Commission and the terms and conditions of the Offer, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws and rules. Any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. See “The Tender Offer—Sections 1 and 12”. If Purchaser decides to provide a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See “The Tender Offer—Section 1”.

In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “The Tender Offer—Section 3”, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (defined below) and (iii) any other documents required under the Letter of Transmittal. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the terms of the Letter of Transmittal against such participant.

For purposes of the Offer (and during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in “The Tender Offer—Section 3”, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

In order for a holder of Shares to tender Shares validly pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, at one of its addresses or its facsimile number set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message), in each case prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING, WITHOUT LIMITATION, DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the Subsequent Offering Period, if any, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is

registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or a Share Certificate not accepted for payment or evidencing Shares not tendered is to be returned to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instruction 1 and Instruction 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three AMEX trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery specified above may not be used during any Subsequent Offering Period.

In all cases (including during any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal.

Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in its opinion, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer with respect to all tenders of Shares to the extent permitted by applicable law and the Merger Agreement or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Sloan Group, or any of their respective controlling persons, affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to notify a tendering stockholder of any defects or irregularities in tenders or incur any liability for failure to give such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Purchaser that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares and grant Purchaser and Sloan Group an irrevocable proxy, coupled with an interest, with respect to such Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares) and (ii) when such Shares are accepted for payment by Purchaser, Purchaser will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances and any adverse claims.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing the Letter of Transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after September 13, 2005). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without any other action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect to the Shares. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of BayCorp’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of any payments of cash pursuant to the Offer. To prevent backup federal income tax withholding with respect to payment to certain stockholders of the purchase price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal or by completing the appropriate Form W-8 if a foreign person. See Instruction 9 of the Letter of Transmittal as well as the discussion set forth under “Important Tax Information” in the Letter of Transmittal.

4. Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable except that tendered Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 10, 2005. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this “The Tender Offer—Section 4”, subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. See “The Tender Offer—Section 1”.

For a withdrawal to be effective, a written or facsimile transmitted notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer—Section 3”, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Sloan Group, or any of their respective controlling persons, affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities with respect to any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described in “The Tender Offer—Section 3” (except Shares may not be re-tendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

5. Material Federal Income Tax Consequences.

The following is a general discussion of the material U.S. federal income tax consequences associated with the Offer and the Merger to stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (whether upon receipt of the Merger Consideration or pursuant to the proper exercise of appraisal rights). Except where noted, this discussion addresses only those stockholders who hold the Shares as capital assets and does not address special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities, stockholders that received Shares pursuant to the exercise of employee stock options or otherwise as compensation, governmental entities, insurance companies, persons liable for alternative minimum tax, U.S. persons whose “functional currency” is not the U.S. dollar, U.S. expatriates, stockholders holding Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, as the case may be, and traders in securities that elect to use a mark-to-market method of accounting for their stock holdings. The following summary does not address U.S. state or local tax consequences, other U.S. federal tax consequences, such as estate and gift taxes, and foreign tax laws.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, the Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect as of the date of this Offer and the Merger and all of which are subject to change, possibly with retroactive effect. If a partnership holds the Shares, the tax treatment of a partner of such partnership will generally depend upon the status of such partner and the activities of such partnership.

As used herein, “U.S. Holder” means a holder of the Shares who is:

•	an individual that is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the law of the United States or of any political subdivision over the administration thereof;

•	an estate, the income of which is included in gross income for United States tax purposes regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has validly elected to continue to be treated as a U.S. person.

No rulings from the IRS have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the Offer and the Merger or that any such position would not be sustained.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

U.S. Holders.

Disposition of the Shares. The receipt of the Offer Price and the receipt of cash pursuant to the Merger (whether as Merger Consideration or pursuant to the proper exercise of rights of dissent and appraisal) will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between such holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefore. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss. Individual stockholders generally will be subject to tax on the net amount of such gain at a maximum rate of 15%, provided that the Shares were held for more than 12 months on the date on which the Shares were sold pursuant to the Offer or converted to cash in the Merger. The deduction of capital losses is subject to certain limitations. U.S. Holders should consult their tax advisors in this regard.

Backup Withholding and Information Reporting. In general, information reporting requirements will apply to payments made in connection with the Offer or the Merger other than payments to certain exempt recipients, such as corporations.

A U.S. Holder may be subject to backup withholding of taxes (at a current rate of 28%) when such holder receives payments made in connection with the Offer and the Merger. Certain holders (including, among others, corporations) are generally not subject to backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number;

•	furnishes an incorrect taxpayer identification number;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify exempt status from backup withholding.

Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each U.S. Holder should consult with such holder’s tax advisor as to such holder’s qualifications for exemption from withholding and the procedure for obtaining such exemption.

Non-U.S. Holders.

A non-U.S. Holder is a beneficial owner of the Shares who is not a U.S. Holder.

Disposition of the Shares. The receipt of the Offer Price and the receipt of cash pursuant to the Merger (whether as Merger Consideration or pursuant to the proper exercise of rights of dissent and appraisal) may be a taxable transaction for federal income tax purposes. In general, a non-U.S. Holder will not be subject to any U.S. federal income tax or U.S. withholding tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of the Shares unless: (i) the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by such non-U.S. Holder), in which case the non-U.S. Holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. Holders with gain or loss determined separately for each block of Shares sold pursuant to the Offer or converted to cash in the Merger and, if the non-U.S. Holder is a foreign corporation, an additional branch profits tax may also apply; (ii) the non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Offer or the Merger, whichever transaction is applicable to such non-U.S. Holder, and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the net gain derived from the disposition; or (iii) BayCorp is or has been, at any time during the five-year period preceding the dates of the Offer or the Merger (whichever transaction is applicable to such non-U.S. Holder) or the non-U.S. Holder’s holding period, if shorter, a “U.S. real property holding corporation,” in which case the non-U.S. Holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. Holders with gain or loss determined separately for each block of Shares sold pursuant to the Offer or converted to cash in the Merger and, if the non-U.S. Holder is a foreign corporation, an additional branch profits tax may also apply. Generally, a U.S. corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business at any time in the applicable period. It is our opinion that there is a significant risk that BayCorp is a U.S. real property holding corporation and that since the Shares may not qualify as regularly traded stock on an established securities market under the applicable U.S. tax rules, a non-U.S. Holder may be subject to U.S. tax on the receipt of the Offer Price and the receipt of the cash pursuant to the Merger. Moreover, BayCorp may withhold 10% of the proceeds payable to a non-U.S. Holder in connection with the Offer and the Merger. The withholding tax is not an additional tax and a non-U.S. Holder may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS. Each non-U.S. Holder should consult its tax advisor regarding the particular tax consequences to such holder.

Backup Withholding and Information Reporting. A non-U.S. Holder may be subject to backup withholding of taxes (at a current rate of 28%) and information reporting when such holder receives payments made in connection with the Offer or the Merger unless the beneficial owner certifies (through a Form W-8BEN or other Form W-8, as appropriate) to a U.S. custodian, nominee or paying agent that it is not a U.S. person or that it is eligible for another exemption.

Non-U.S. Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if the payor knows or has reasons to know that the certification may be false. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. The backup withholding of taxes is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

6. Price Range of Shares; Dividends.

The Shares are quoted and principally traded on AMEX under the symbol “MWH”. The following table sets forth, for the quarters indicated, the high and low sales prices per Share on AMEX as reported in the Wall Street Journal daily as traded. No dividends have been declared or paid on the Shares during the quarters indicated. In addition, the Notes restrict BayCorp’s ability to declare or pay dividends.

Shares Market Data

	High	Low
2003:
First Quarter	$14.83	$12.00
Second Quarter	15.17	12.40
Third Quarter	14.50	12.90
Fourth Quarter	14.10	13.05

2004:
First Quarter	$13.31	$12.81
Second Quarter	13.28	12.50
Third Quarter	12.60	11.40
Fourth Quarter	12.73	12.50

2005:
First Quarter	$13.41	$12.30
Second Quarter	13.90	12.50
Third Quarter (through October 10)	14.10	9.75

On September 12, 2005, the last full trading day prior to the announcement of the execution of the original Merger Agreement and of Purchaser’s intention to commence the Offer, the closing price per Share as quoted on AMEX was $9.76. On October 10, 2005, the closing price per Share as quoted on AMEX was $13.96. As of October 10, 2005, BayCorp believes that there were 15 holders of record of Shares. BayCorp believes that as of October 10, 2005, there were approximately 447 beneficial holders of Shares. The number of beneficial owners substantially exceeds the number of record holders because many of BayCorp’s stockholders hold their shares in street name.

Stockholders are urged to obtain a current market quotation for the Shares before tendering their Shares.

7. Certain Information Concerning BayCorp.

Except as otherwise set forth in this Offer to Purchase, all of the information concerning BayCorp contained in this Offer to Purchase, including financial information, has been furnished by BayCorp or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Purchaser, Sloan Group or their respective officers, directors, securityholders, controlling persons or representatives assumes any responsibility for the accuracy or completeness of the information concerning BayCorp furnished by BayCorp or contained in such documents and records or for any failure by BayCorp to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, Sloan Group or their respective officers, directors, securityholders, controlling persons or representatives.

General. BayCorp is a Delaware corporation with its principal executive offices located at One New Hampshire Avenue, Suite 125, Portsmouth, New Hampshire 03801. The telephone number of BayCorp is (603) 766-4990. BayCorp is an unregulated holding company incorporated in Delaware in 1996. BayCorp has six wholly owned subsidiaries including Great Bay Power Marketing, Inc., Great Bay Hydro, Nacogdoches Power,

LLC, Nacogdoches Gas, Great Bay Hydro Maine, LLC and BayCorp Ventures, LLC. BayCorp also holds a majority interest in HoustonStreet Exchange, Inc.

Until January 1, 2003, BayCorp had two principal operating subsidiaries that generated and traded wholesale electricity, Great Bay Power Corporation (“Great Bay”) and Little Bay Power Corporation (“Little Bay”). Their principal asset was a combined fifteen percent (15%) joint ownership interest in the Seabrook Nuclear Generating Facility in Seabrook, New Hampshire (the “Seabrook Project” or “Seabrook”) until November 1, 2002, when BayCorp sold Great Bay’s and Little Bay’s interest in Seabrook. That ownership interest entitled Great Bay and Little Bay to approximately 174 MWs of the Seabrook Project’s power output. In December 2002, BayCorp dissolved Great Bay and Little Bay.

Great Bay Power Marketing, Inc. (“Great Bay Power Marketing”), incorporated in Maine as a wholly owned subsidiary of BayCorp, was created to hold the purchased power agreement that Great Bay had with UNITIL and to arrange for the power supply to satisfy the agreement. Effective January 1, 2003, Great Bay Power Marketing assumed the UNITIL contract and holds the letter of credit established to secure Great Bay Power Marketing’s obligations under the UNITIL contract. BayCorp formed BayCorp Ventures, LLC (“BayCorp Ventures”) a Delaware limited liability company, as a wholly owned subsidiary, to serve as a vehicle through which BayCorp could make investments.

In September 2003, BayCorp formed Great Bay Hydro, a New Hampshire corporation, as a wholly owned subsidiary. Great Bay Hydro entered into a purchase and sale agreement, dated as of October 30, 2003, with Citizens Communications Company (“Citizens”) to acquire the generating facilities in Vermont owned by the Vermont Electric Division of Citizens. Great Bay Hydro completed the acquisition and assumed operating responsibility of the generating facilities on April 1, 2004. The generating facilities include an operating hydroelectric facility of approximately 4 MWs located in Newport, Vermont, diesel engine generators totaling approximately 7 MWs located in Newport, Vermont and non-operating hydroelectric facilities in Troy and West Charleston, Vermont.

In October 2004, BayCorp formed Nacogdoches Power, LLC (“Nacogdoches Power”), a New Hampshire limited liability company, as a wholly owned subsidiary. On November 16, 2004, Nacogdoches Power acquired the development rights to an approximately 1000 MW natural gas-fired power plant project in Nacogdoches County, Texas, located in east Texas (the “Sterne Power Project”). The project received its air quality permit in December, 2002, which is effective through December 7, 2005. An additional 18-month extension to the permit may be requested by Nacogdoches Power. Nacogdoches Power has a wastewater discharge permit that is currently effective through August 1, 2006. Nacogdoches Power has options to acquire the land and a number of easements for the Sterne Power Project. The proposed plant site is located near the Electric Reliability Council of Texas (“ERCOT”) and the Southwest Power Pool high voltage transmission lines as well as a source of cooling water and natural gas lines. Nacogdoches Power is pursuing the development of this project with an initial focus on securing gas supply and power off-take contracts.

In November 2004, BayCorp formed Nacogdoches Gas, a New Hampshire limited liability company, as a wholly owned subsidiary. In the fourth quarter of 2004, Nacogdoches Gas entered into agreements with Sonerra, an independent oil and gas exploration, development and operating company, under which Nacogdoches Gas acquired an approximate 10% working interest (of a 77% net revenue interest) in two natural gas and oil producing wells. Nacogdoches Gas entered into an agreement, dated January 7, 2005 with Sonerra, under which Nacogdoches Gas will fund the development of three natural gas and oil wells. This agreement was amended as of March 14, 2005, increasing the number of wells from three to four. In addition, Nacogdoches Gas has an option to participate in Sonerra’s continued development of up to 15 additional natural gas and oil wells over the next two years. Under the agreement with Sonerra, Nacogdoches Gas will fund the total cost of the new wells, with the provision that up to 25% of the cost may be funded and acquired by other parties, (the “Funding Percentage”) and will own a working interest equal to 90% of the Funding Percentage until its aggregate investment is recovered. Once Nacogdoches Gas has recovered all of its investment in the wells from the net proceeds of all wells and any other revenues from the assets acquired under the development agreement, Sonerra and Nacogdoches Gas will own equal amounts of the working interests funded. The working interests include undivided leasehold interests in the gas units and the production and gathering equipment.

Since entering the January 7, 2005 agreement with Sonerra, Nacogdoches Gas has funded the development of seven wells. In addition, Nacogdoches Gas has exercised its option to participate in an additional three wells. Proceeds from the Convertible Notes and the Third Note, as described in more detail in “The Tender Offer—Section 8”, were used to fund Nacogdoches Gas’ obligations in connection with its development of these natural gas and oil wells. The net revenue interest in each of these seven wells being funded by Nacogdoches Gas is 77% with the remaining 23% of the net revenues paid to the lessor and other royalty interests. For the first four wells funded under the January 7, 2005 agreement Nacogdoches Gas had a 100% Funding Percentage and acquired a 90% working interest. This means that Nacogdoches Gas bears 90% of the operating costs of the wells and receives 69.3% of the net revenues from the wells. For the next three wells wells funded under the January 7, 2005 agreement, Nacogdoches Gas had an 85% Funding Percentage and acquired a 76.5% working interest. This means that Nacogdoches Gas bears 76.5% of the operating costs of these three wells and receives 58.9% of the net revenues from the wells.

The first of the seven wells, Round Mountain, a James Lime horizontal natural gas well, began production in January 2005 and through the end of September 2005 has produced 268 million cubic feet of natural gas. The second well, Wicked Wolf, a James Lime horizontal natural gas well, began production in early March 2005 and through the end of September 2005 has produced approximately 243 million cubic feet of natural gas. The fourth well, Whirlwind, a James Lime horizontal natural gas well, began production in May 2005 and through the end of September 2005 has produced approximately 158 million cubic feet of natural gas.

The fifth well, Looking Glass, a James Lime horizontal natural gas well, began production in late July 2005 after the fracture stimulation of one of its four sections and through the end of September 2005 has produced 38 million cubic feet of natural gas. The sixth well, Thunder Chief, a James Lime horizontal natural gas well, began production in late August 2005 without fracture stimulation and through the end of September 2005 has produced approximately 30 million cubic feet of natural gas. The seventh well, Night Spirit, a horizontal James Lime natural gas well, began production in early September 2005 without fracture stimulation and through the end of September 2005 has produced approximately 74 million cubic feet of natural gas. Each of these wells requires fracture stimulation in order to be placed into full production. The schedule and timing for performing fracture stimulation of these wells is uncertain given the strong demand for these services in the industry.

The third well developed under the joint development agreement with Sonerra, Painted Horse, was drilled as a vertical well. After initial promising flow rates, this well did not produce commercial amounts of natural gas. There is currently no production from this well, and Sonerra and Nacogdoches Gas are currently attempting completion of a well in another interval. The initial cost of this well was approximately $2.1 million. Due to the impairment of this well, BayCorp has written off the cost of this well and recorded exploration expense of approximately $2.1 million. The cost of this well will be included in the total costs that are to be recovered from the producing wells before BayCorp’s net working interest is reduced from 90% to 50% in accordance with the joint development agreement.

In April 2005, Nacogdoches Gas funded the acquisition of certain natural gas production assets in Nacogdoches County, Texas formerly owned by SunStone Corporation (“SunStone”) for approximately $3.4 million. These assets include:

•	Interests in producing natural gas wells:

Well Name	Working Interest		Net Revenue Interest		Overriding Royalty Interest
Kendrick #1-H	25.1%		19.3%		1.7%
Sitting Bull #1	25.1		19.3		1.3
Crazy Horse #1	0.0		0.0		1.5
Soaring Eagle #1	29.2		22.4		1.1
Ten Bears #1	37.8		29.1		0.4
Ten Bears #2	0.0		0.0		0.9
Sky Chief #1	25.1	*	19.3	*	2.4

*	This is a back in interest that will be acquired after the recovery of a 300% non-consent penalty.

•	A 75.6% ownership interest in 3D seismic survey data that covers approximately 49 square miles in Nacogdoches County.

•	A 37.8% undivided leasehold interest in approximately 3,800 acres within the area covered by the 3D seismic survey data.

•	Undivided interests in the Melrose Gas Gathering Pipeline System (the “Melrose System”), located within the Kendrick (James Lime) Field, Nacogdoches County, Texas, consisting of: (i) an undivided 25% interest in the section of the Melrose System originating at mile-post 207.68 marker as a 6” tap in the Texas Eastern line, and extending West through a 6” pipeline to the Sonerra, Kendrick No. 1-H well, (ii) an undivided 29.1552% interest in the section of the Melrose System occurring from the Kendrick No. 1 well and extending as a 6” pipeline to the Sonerra, Soaring Eagle No. 1 well and (iii) an undivided interest in all rights of way, equipment and appurtenances relating to such segments, and including all facilities and equipment presently existing at and associated with the Texas Eastern tap site and facility.

Nacogdoches Gas acquired these assets in accordance with the terms of the January 7, 2005 agreement with Sonerra and the Acquisition Agreement dated as of March 22, 2005 among Sonerra, Pinnacle Energy Group, L.C. and Nacogdoches Gas. Under its agreement with Sonerra, Nacogdoches Gas will have a 90% interest and Sonerra will have a 10% interest in these assets until 110% of the $3.4 million purchase price of the SunStone assets and all of the funding provided by Nacogdoches Gas for wells drilled under the January 7, 2005 agreement is recovered. Once Nacogdoches Gas recovers its investment and other operating costs, its interest in the SunStone assets will become 50% and Sonerra will own the other 50%.

In March 2005, BayCorp formed Great Bay Hydro Maine, LLC (“GBH Maine”), a Maine limited liability company, as a wholly owned subsidiary, and formed Great Bay Hydro Benton, LLC (“GBH Benton”), also a Maine limited liability company, as a wholly owned subsidiary of GBH Maine. On March 16, 2005, GBH Maine and GBH Benton acquired Benton Falls Associates, L.P., a limited partnership that owns a 4.3 MW hydroelectric generation facility in Benton, Maine (“Benton Falls”), from The Arcadia Companies for approximately $2.2 million with borrowings under the First Note. The purchase of Benton Falls was accounted for under the purchase method of accounting and the purchase price was allocated to fixed assets. BayCorp assumed operating responsibility for Benton Falls, the output of which is sold to Central Maine Power Corporation (“CMP”) under a power purchase agreement (“CMP PPA”) that expires in December 2007. The rates under the CMP PPA are indexed to CMP’s standard rates for energy and capacity purchases established annually by the Maine Public Utilities Commission. The estimated average rate for April 2005 through December 2005 (based on projected monthly generation) is approximately $59.12 per megawatt hour. The results of operations of Benton Falls are included in BayCorp’s financial statements beginning as of the date of acquisition.

BayCorp also owns shares representing approximately 59.7% of the outstanding common shares of HoustonStreet Exchange, Inc. (“HoustonStreet”), which was incorporated in Delaware in 1999. HoustonStreet developed and operates HoustonStreet.com, an Internet-based independent crude oil and refined products trading exchange in the United States. A recapitalization of HoustonStreet was completed in the second quarter of 2004, and as a result, BayCorp’s ownership interest in HoustonStreet increased above 50% and BayCorp began consolidating its financial statements with HoustonStreet as of May 1, 2004. Prior to May 1, 2004, BayCorp held a minority interest in HoustonStreet and accounted for HoustonStreet under the equity method.

Selected Financial Information. Set forth below is certain selected financial information with respect to BayCorp, excerpted or derived from BayCorp’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 and BayCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and BayCorp’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and 2004. More comprehensive financial information is included in such reports and in other documents filed by BayCorp with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all the financial information (including related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the Commission in the manner set forth below. See “Available Information” in this section.

BayCorp Holdings, Ltd.

Selected Financial Information

	As of and for the Six Months Ended June 30, 2005	As of and for the Six Months Ended June 30, 2004	As of and for the Fiscal Years Ended December 31,
			2004	2003
	(Unaudited)
	(Amounts in Thousands, Except Per Share Data)
SUMMARY OF OPERATIONS

Operating Revenues	$5,834	$2,477	$5,538	$4,001
Total Operating Expense	10,619	5,534	9,672	8,948
Operating Income (Loss)	(4,785)	(3,057)	(4,134)	(4,947)

Net Income (Loss)	(4,613)	(2,002)	(2,538)	(4,168)
Net Income (Loss) per share—basic	(8.22)	(3.28)	(4.34)	(1.72)
—diluted	(8.22)	(3.28)	(4.34)	(1.72)

BALANCE SHEET DATA (AT END OF PERIOD)

Total Current Assets	$3,812	$10,387	$10,349	$8,893
Total Assets	26,481	11,651	14,082	12,904
Total Current Liabilities	14,945	2,002	1,602	2,800
Total Liabilities	26,033	6,335	9,258	4,598
Total Stockholders’ Equity	448	5,316	4,824	8,306
Book Value per share—basic	0.78	9.49	8.65	12.94
—diluted	0.58	6.80	6.26	9.62
Common Stock, Shares Outstanding	571,364	560,096	557,945	641,937

**	BayCorp historically has not reported a ratio of earnings to fixed charges.

Available Information. BayCorp is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information electronically with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning BayCorp’s directors and officers, their remuneration, stock options granted to them, the principal holders of BayCorp’s securities and any material interest of such persons in transactions with BayCorp is required to be disclosed in proxy statements distributed to BayCorp’s stockholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Commission also maintains a website at www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

8. Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis.

General. Purchaser is a recently formed Delaware corporation organized in connection with negotiating the Offer and the Merger and has not carried on any activities unrelated to the Offer and the Merger. The principal offices of Purchaser are located at 6100 Payne Stewart Drive, Windermere, Florida 34786. The telephone number of Purchaser is (407) 876-0024. Purchaser is a wholly owned subsidiary of Sloan Group.

Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available. Pursuant to a Contribution Agreement, dated as of October 10, 2005, between Sloan Group and Purchaser (the “Contribution Agreement”), Sloan Group has agreed to provide Purchaser with such funds as may be necessary to consummate the transactions contemplated by the Merger Agreement, including without limitation, the Offer and the Merger.

Sloan Group is a Bahamas international business corporation. Sloan Group was organized primarily to lend funds to BayCorp pursuant to the Convertible Notes and the Third Note. Sloan Group has not carried on any activities other than such lending activities and other actions taken in connection with the Offer and the Merger. Joseph Lewis is the ultimate owner of Sloan Group, and controls Sloan Group and Purchaser. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom. Mr. Lewis is, and has been for at least the last five years, a private investor with diversified investment holdings through portfolio companies in, among other things, private residential properties, commercial real estate development, life sciences, sports teams and sporting events, manufacturing and distribution, oil and gas, financial services and restaurants. The business address of each of Sloan Group and Joseph Lewis is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas. The business telephone number of each of Sloan Group and Mr. Lewis is c/o Purchaser (407) 876-0024.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Sloan Group and Purchaser and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Sloan Group, Purchaser or Joseph Lewis or, to the best knowledge of such corporations and Mr. Lewis, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BayCorp Borrowings from Sloan Group. On March 15, 2005, BayCorp and all of its wholly owned subsidiaries entered into a $10,250,000 senior secured convertible note (the “First Note”) and a pledge agreement with Sloan Group. The debt, which accrues interest at 8% per annum and is due and payable in full on December 15, 2005, is convertible by Sloan Group at any time between November 15, 2005 and December 15, 2005 (or any time after the occurrence and during the continuance of a material event of default under the note) into Shares at a price of $14.04 per Share. The First Note does not allow BayCorp to prepay the debt (or pay any interest in cash unless Sloan Group elects to permit such payment), and provides for a 2% premium on the interest rate in the event of a default. Payment of the First Note may be accelerated in the event of a material event of default. The proceeds of this note were used to fund BayCorp’s acquisition of hydroelectric generating facilities in Maine and investment in certain oil and gas exploration opportunities.

On May 24, 2005, BayCorp, and all of its wholly owned subsidiaries, entered into a $10,000,000 multiple-draw senior convertible note (the “Second Note”, and together with the First Note, the “Convertible Notes”) and an amended and restated pledge agreement with Sloan Group. Any draws under the Second Note, which accrue interest at 8% per annum, are due on December 15, 2005, and are convertible at any time between November 15, 2005 and December 15, 2005 into Shares at a price of $14.04 per Share.

In addition to the Convertible Notes, on October 7, 2005, BayCorp and all of its wholly owned subsidiaries entered into a $7,750,000 multiple-draw senior secured note (the “Third Note”, and together with the Convertible Notes, the “Notes”) and a second amended and restated pledge agreement with Sloan Group securing BayCorp’s obligations under the Notes. Any draws under the Third Note accrue interest at 8% per annum and are due on April 1, 2006. The Third Note is not convertible into Shares. Under the second amended and restated pledge agreement, BayCorp pledged its equity interests in GBH Maine, Nacogdoches Gas and HoustonStreet Exchange, Inc. to Sloan Group, GBH Maine pledged its equity interests in GBH Benton and Benton Falls to Sloan Group, and GBH Benton pledged its equity interests in Benton Falls to Sloan Group. Nacogdoches Gas, GBH Maine and GBH Benton also pledged any equity interest that they may obtain in other entities while the debt is outstanding and Nacogdoches Gas and Nacogdoches Power pledged certain of their contract rights.

All of BayCorp’s borrowings from Sloan Group are secured and cross-collateralized, and a default under any one of the Notes would be a default under all of the Notes.

Beneficial Ownership of BayCorp Shares by Purchaser, Sloan Group and Joseph Lewis. Sloan Group owns 25,000 Shares directly, all of which were acquired in open market transactions on March 25, 2003 at an aggregate price of $318,723. The Shares owned by Sloan Group represent approximately 4.4% of BayCorp’s issued and outstanding Shares as of October 11, 2005. Additionally, Sloan Group is also deemed to possess the power to vote, or direct the vote of, and the power to dispose of, or direct the disposition of, 1,510,889 Shares that will be issuable to Sloan Group after November 15, 2005 if Sloan Group elects to exercise its right to convert the outstanding principal and accrued interest payable under the Convertible Notes into Shares at a price of $14.04 per Share. Sloan Group’s conversion rights under the Convertible Notes are not exercisable, absent the occurrence and continuation of an event of default under the Convertible Notes, until November 15, 2005.

In addition, as a result of entering into the Stockholder Support Agreement, Sloan Group and Purchaser may be deemed to possess shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, 213,832 Shares (including 140,247 Shares issuable to Messrs. Getman and Callendrello upon the exercise of stock options). Sloan Group and Purchaser disclaim beneficial ownership of these Shares.

Sloan Group, therefore, may be deemed to beneficially own 1,749,721 Shares representing approximately 78.7% of the outstanding Shares assuming 571,364 Shares outstanding on the date hereof, plus 1,510,889 Shares issuable upon the conversion of the Convertible Notes, plus 140,247 Shares issuable to Messrs. Getman and Callendrello in connection with the exercise of stock options.

Similarly, Purchaser may be deemed to beneficially own 213,832 Shares taking into account Shares for which it may be deemed to have shared voting or dispositive power pursuant to the Stockholder Support Agreement. This represents approximately 30.1% of the outstanding Shares assuming 571,364 Shares outstanding on the date hereof, plus 140,247 Shares issuable to Messrs. Getman and Callendrello in connection with the exercise of stock options.

As a result of his ultimate ownership and control over Sloan Group and Purchaser, Joseph Lewis may be deemed to beneficially own all Shares that are beneficially owned by Sloan Group and Purchaser. Mr. Lewis disclaims beneficial ownership of the Shares that are the subject of the Stockholder Support Agreement.

Except as described in this Offer to Purchase, (i) none of Sloan Group, Purchaser or Joseph Lewis or, to the best knowledge of such corporations and Mr. Lewis, any of the persons listed in Schedule I to this Offer to

Purchase or any associated or majority owned subsidiary of Sloan Group, Purchaser, Mr. Lewis or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Sloan Group, Purchaser or Joseph Lewis or, to the best knowledge of such corporations and Mr. Lewis, any of the persons or entities referred to above or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement and the Stockholder Support Agreement and as otherwise described in this Offer to Purchase, none of Sloan Group, Purchaser or Joseph Lewis or, to the best knowledge of such corporations and Mr. Lewis, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person with respect to any securities of BayCorp, including, but not limited to, the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, since January 1, 2002, none of Sloan Group, Purchaser or Joseph Lewis or, to the best knowledge of such corporations and Mr. Lewis, any of the persons listed on Schedule I hereto, has had any transaction with BayCorp or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 2002, there have been no negotiations, transactions or material contacts between Sloan Group, Purchaser or Joseph Lewis or any of their respective subsidiaries or, to the best knowledge of such corporations and Mr. Lewis, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BayCorp or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of BayCorp’s securities, an election of BayCorp’s directors or a sale or other transfer of a material amount of assets of BayCorp.

9. Financing of the Offer and Merger.

The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $9,000,000. Pursuant to the Contribution Agreement, Sloan Group has agreed to provide Purchaser with such funds as may be necessary to consummate the transactions contemplated by the Merger Agreement, including without limitation, the Offer and the Merger. As of the date hereof, Sloan Group has sufficient available capital to meet its funding obligations under the Contribution Agreement.

Neither the Offer nor the Merger is subject to any financing condition.

10. Dividends and Distributions.

The Merger Agreement provides that BayCorp shall not, between September 13, 2005 and the Effective Time, without the prior written consent of Sloan Group:

(a) issue, sell, pledge, dispose of, grant, encumber, or otherwise subject to any Lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of, or subjection to any such Lien (i) any shares of any class of capital stock of BayCorp or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of BayCorp or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on September 13, 2005 and granted under BayCorp Stock Option Plans in effect on September 13, 2005 and thereafter exercised by the holder in accordance with their terms) or (ii) any assets of BayCorp or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice and except for liens in favor of Sloan Group or Purchaser;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for the declaration and payment of dividends by a wholly owned Subsidiary solely to its parent corporation; or

(c) reclassify, combine, split, subdivide or redeem or purchase or otherwise acquire, directly or indirectly, any of its capital stock.

BayCorp has not historically paid any cash dividends on the Shares.

See “Special Factors—Section 7”.

11. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, subject to the terms of the Merger Agreement, if (i) immediately prior to the expiration of the Offer, the Minimum Condition has not been satisfied, (ii) any material approval or consent of any governmental authority applicable to the acceptance for payment of the Shares, including the VPSB Approval, shall not have been obtained free of any material adverse conditions or restrictions, or any revocations or limitations of any material rights or (iii) at any time on or after September 13, 2005 and prior to the expiration of the Offer, any of the following conditions exist and is continuing as of such time:

(a) there shall have been instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any governmental authority (as defined in the Merger Agreement) (i) challenging or seeking to make illegal, materially delay, or otherwise, directly or indirectly, restrain or prohibit or make materially more costly, the making of the Offer, the acceptance for payment of any Shares by Sloan Group, Purchaser or any other affiliate of Sloan Group, or the consummation of any other transaction contemplated by the Merger Agreement or seeking to obtain material damages in connection with any such transaction, (ii) seeking to prohibit or limit the ownership or operation by BayCorp, Sloan Group or any of their subsidiaries of all or any of the business or assets of BayCorp, Sloan Group or any of their subsidiaries that is material to either Sloan Group and its subsidiaries or BayCorp and the Subsidiaries, in either case, taken as a whole, or to compel BayCorp, Sloan Group or any of their subsidiaries, as a result of the transactions contemplated by the Merger Agreement, to dispose of or to hold separate all or any portion of the business or assets of BayCorp, Sloan Group or any of their subsidiaries that is material to either Sloan Group and its subsidiaries or BayCorp and the Subsidiaries, in each case, taken as a whole, (iii) seeking to impose or confirm any material limitation on the ability of Sloan Group, Purchaser or any other affiliate of Sloan Group to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to BayCorp’s stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (iv) seeking to require divestiture by Sloan Group, Purchaser or any other affiliate of Sloan Group of any Shares, or (v) which otherwise would prevent or materially delay consummation of the Offer or the Merger or otherwise prevent or materially delay BayCorp from performing its obligations under the Merger Agreement or would have a Company Material Adverse Effect (defined below);

(b) any governmental authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the transactions contemplated by the Merger Agreement and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

(c) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed applicable by a governmental authority to (i) Sloan Group, BayCorp or any subsidiary or affiliate of Sloan Group or BayCorp or (ii) any transaction contemplated by the Merger Agreement, by any United States or non-United States legislative body or governmental authority with appropriate jurisdiction, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(d) a Company Material Adverse Effect shall have occurred. “Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely (a) to be materially adverse to (i) the business, condition (financial or otherwise), assets, liabilities, prospects or results of operations of BayCorp and the Subsidiaries taken as a whole or (ii) the ability of BayCorp to consummate the transactions contemplated by the Merger Agreement; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions that do not have a materially disproportionate effect (relative to other industry participants) on BayCorp or its Subsidiaries, (B) general changes in the industries in which BayCorp and the Subsidiaries operate, except those events, circumstances, changes or effects that adversely affect BayCorp and its Subsidiaries to a greater extent than they affect other entities operating in such industries, (C) changes in the trading price of the Shares between September 13, 2005 and the Effective Time (it being understood that any fact or development giving rise to or contributing to such change in the trading price of the Shares may be the cause of a Company Material Adverse Effect) or (D) changes in Law or GAAP, or (b) to prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay BayCorp from performing its obligations under the Merger Agreement;

(e) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (ii) any limitation (whether or not mandatory) by any government or governmental authority, on the extension of credit by banks or other lending institutions in the United States, or (iii) a declaration of war by the United States Congress;

(f) (i) it shall have been publicly disclosed, or Purchaser shall have otherwise learned, that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the then outstanding Shares has been acquired after September 13, 2005 by any person, other than Sloan Group or any of its affiliates or (ii) (A) the Board of Directors, or any committee thereof, shall have withdrawn or modified, in a manner adverse to Sloan Group or Purchaser, the approval or recommendation of the Offer, the Merger, or the Merger Agreement, or approved or recommended any Competing Transaction or any other acquisition of Shares other than the Offer and the Merger or (B) the Board of Directors, or any committee thereof, shall have resolved to do any of the foregoing;

(g) either Frank W. Getman Jr. or Anthony M. Callendrello shall cease to be an employee of BayCorp or its subsidiaries;

(h) the representations and warranties of BayCorp in the Merger Agreement shall not be true and correct as of the date of such determination (except for representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time), unless the inaccuracies under the representations and warranties (without giving effect to any Company Material Adverse Effect or materiality qualifiers or standards contained in the representations and warranties) taken together in their entirety would not result in a Company Material Adverse Effect;

(i) BayCorp shall have failed to perform in any material respect any obligation or to comply in any material respect with any material agreement or material covenant of BayCorp required to be performed or complied with by it under the Merger Agreement prior to such determination;

(j) the Merger Agreement shall have been terminated in accordance with its terms; or

(k) Purchaser and BayCorp shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder.

The foregoing conditions are for the sole benefit of Purchaser and Sloan Group and may be asserted by Purchaser or Sloan Group regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Sloan Group in whole or in part at any time and from time to time in their sole discretion. The failure by Sloan Group or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12. Certain Legal Matters and Regulatory Approvals.

General. Based upon its examination of publicly available information with respect to BayCorp and the review of certain information furnished by BayCorp to Sloan Group, discussions between representatives of Sloan Group with representatives of BayCorp during Sloan Group’s investigation of BayCorp (see “The Tender Offer—Section 7”), and the representations and warranties made by BayCorp in the Merger Agreement, neither Purchaser nor Sloan Group is aware of, except as set forth below, (i) any license or other regulatory permit that appears to be material to the business of BayCorp or any of its Subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or the Stockholder Support Agreement or (ii) any approval or other action by any domestic (federal or state) or foreign governmental authority which would be required to be obtained prior to the acquisition of Shares by Purchaser pursuant to the Offer or the Stockholder Support Agreement. Should any such approval or other action be required, it is Sloan Group’s and Purchaser’s present intention to seek such approval or action.

BayCorp, Purchaser and Sloan Group believe that the only approval of a governmental authority that is necessary in order to consummate the transactions contemplated by the Merger Agreement or the conversion of the Convertible Notes is the prior approval of the VPSB. BayCorp, Sloan Group and Purchaser have petitioned the VPSB to seek and obtain the VPSB’s prior approval of the Offer, the Merger and the transactions contemplated by the Merger Agreement as well as the conversion of the Convertible Notes by Sloan Group. The VPSB may grant such approval only after due notice and opportunity for hearing and upon finding that such transactions will promote the public good. The VPSB also has the authority to impose additional restrictions or modify any existing license, or revoke existing certificates. On October 6, 2005, the Vermont Department of Public Service recommended that the VPSB approve the petition without further investigation or hearings. BayCorp, Sloan Group and Purchaser believe that the VPSB Approval will be obtained without material adverse conditions or restrictions, but cannot predict the exact timing of the action by the VPSB. BayCorp, Sloan Group and Purchaser have agreed to extend the Offer until the later of the fifth business day following receipt of the VPSB Approval or November 30, 2005. Purchaser is not obligated to accept for payment any Shares tendered in the Offer until the VPSB Approval has been obtained and the other conditions to the Offer have been satisfied. No decision of the VPSB has been received as of the date of this Offer to Purchase. Purchaser has the right to decline to purchase Shares if any of the conditions in “The Tender Offer—Section 11” shall have occurred and be continuing.

There can be no assurance that any governmental or regulatory approval, including the VPSB Approval, or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of BayCorp, Purchaser or Sloan Group or that would permit BayCorp, Sloan Group or Purchaser to terminate the Offer or the Merger Agreement. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section. See “The Tender Offer—Section 11” for the conditions of the Offer.

Licenses and Regulatory Consents. Other than the VPSB Approval, BayCorp, Sloan Group and Purchaser do not believe that antitrust, energy regulatory or other material governmental approvals, consents or clearances are required in order to complete the Offer.

State Takeover Laws. BayCorp is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a Delaware corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with such corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of such corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Prior to the execution of the Merger Agreement and the Stockholder Support Agreement, the Board of Directors by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of shares and approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby. Accordingly, Section 203 of Delaware Law is inapplicable to the Offer and the Merger.

BayCorp is headquartered in New Hampshire, has more than 100 stockholders and more than 10% of the Shares are held by residents of New Hampshire. Accordingly, the Offer and Merger may be subject to the requirements of New Hampshire RSA 421-A, the New Hampshire Security Takeover Disclosure Act. BayCorp, Purchaser and Sloan Group are cooperating to make such filings and take such actions as may reasonably be necessary to comply with the requirements of the New Hampshire Security Takeover Disclosure Act.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

BayCorp, directly or through its Subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws, other than New Hampshire RSA 421-A, will, by their terms, apply to the Offer or the Merger and has not complied with any such laws except as described in this Offer to Purchase. Should any person seek to apply any state takeover law, Purchaser intends to take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See “The Tender Offer—Section 11”.

13. Fees and Expenses.

Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Purchaser and Sloan Group have retained D.F. King & Co., Inc. as the Information Agent and SunTrust Bank as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. As compensation for acting as Information Agent in connection with the Offer, D.F. King & Co., Inc. will be paid reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

BayCorp will incur and pay its own fees and expenses in connection with the Offer.

The following is an estimate of the fees and expenses to be incurred by the Sloan Group and Purchaser:

SEC filing fee	$1,287
Depositary fees and expenses	10,000
Information agency fees and expenses	25,000
Printing and mailing expenses	50,000
Legal fees and expenses	600,000
Accounting fees and expenses	5,000
Miscellaneous expenses	8,713

Total	$700,000

14. Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to the holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF SLOAN GROUP, PURCHASER, JOSEPH LEWIS OR BAYCORP NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Sloan Group, Purchaser and Joseph Lewis have filed with the Commission the Schedule TO and the Schedule 13E-3, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and the Schedule 13E-3 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in “The Tender Offer—Section 7” (except that they will not be available at the regional offices of the Commission).

Sloan Acquisition Corp.

Dated: October 12, 2005

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF SLOAN GROUP AND PURCHASER

1. Directors and Executive Officers of Sloan Group.

The following table sets forth the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, including the principal business purpose and address of any corporation or organization in which such occupation, position, office or employment was carried on, of each director and executive officer of Sloan Group. Unless otherwise indicated, the business address of each person is c/o Sloan Group Ltd., Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas. The business telephone number of each person is c/o Purchaser (407) 876-0024.

Name and Citizenship	Principal Occupation/Employment; Material Positions Held in Past Five Years
Jason Callender, Bahamas	Director, President and Treasurer of Sloan Group. Mr. Callender is a member of the Bahamas Bar and was a practicing attorney for six years prior to joining the Tavistock Group. Mr. Callender’s principal occupation is the management of private investments for third parties. Mr. Callender has been employed by the Tavistock Group involved in the management of a variety of private investments in companies that are directly and indirectly controlled by Joseph Lewis for at least the past five years. During the course of his work on behalf of Joseph Lewis, Mr. Callender has held a variety of titles and positions.

Jefferson R. Voss, United States	Director, Vice President and Secretary of Sloan Group. Mr. Voss is a certified public accountant. Mr. Voss’ principal occupation is the management of private investments for third parties. Mr. Voss has been involved in the management of a variety of private investments in companies that are directly and indirectly controlled by Joseph Lewis for at least the past five years. During the course of his work on behalf of Joseph Lewis, Mr. Voss has held a variety of titles and positions.

2. Directors and Executive Officers of Purchaser.

The following table sets forth the name, citizenship, current principal occupation or employment, business address and material occupations, positions, offices or employment for the past five years, including the principal business purpose and address of any corporation or organization in which such occupation, position, office or employment was carried on, of each director and executive officer of Purchaser. Unless otherwise indicated, the business address of each person is c/o Sloan Acquisition Corp., 6100 Payne Stewart Drive, Windermere, Florida 34786. The business telephone number of each person is (407) 876-0024.

Name and Citizenship	Principal Occupation/Employment; Material Positions Held in Past Five Years
Jefferson R. Voss, United States	Director and President of Purchaser. Mr. Voss is a certified public accountant. Mr. Voss’ principal occupation is the management of private investments for third parties. Mr. Voss has been involved in the management of a variety of private investments in companies that are directly and indirectly controlled by Joseph Lewis for at least the past five years. During the course of his work on behalf of Joseph Lewis, Mr. Voss has held a variety of titles and positions.

Tyler Piercy, United States	Director, Vice President, Secretary and Treasurer of Purchaser. Mr. Piercy is a certified public accountant. Mr. Piercy’s principal occupation is the management of private investments for third parties. Mr. Piercy has been involved in the management of a variety of private investments in companies that are directly and indirectly controlled by Joseph Lewis for at least the past five years. During the course of his work on behalf of Joseph Lewis, Mr. Piercy has held a variety of titles and positions.

SCHEDULE II

TITLE 8

Corporations

CHAPTER 1. GENERAL CORPORATION LAW

Subchapter IX. Merger, Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses or to the facsimile number set forth below.

The Depositary for the Offer is:

SUNTRUST BANK

By Mail: SunTrust Bank Stock Transfer Department P. O. Box 4625 Atlanta, Georgia 30303	By Courier: SunTrust Bank Stock Transfer Department 58 Edgewood Avenue, Room 225 Atlanta, Georgia 30303	By Hand: SunTrust Bank Stock Transfer Department 58 Edgewood Avenue, Room 225 Atlanta, Georgia 30303

For Notice of Guaranteed Deliver

(for Eligible Institutions only)

By Facsimile Transmission:

(404) 865-5371

To Confirm Facsimile Transmission Only:

(800) 568-3476

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

All Others Call Toll-free: (800) 431-9645